
SouthFirst Bancshares
SZB


04026815

SOUTHFIRST BANCSHARES, INC.


P.E. 9-30-03
ARS
PROCESSED
APR 23 2004
THOMSON FINANCIAL

2003

ANNUAL REPORT

SouthFirst Bancshares, Inc.

SouthFirst Bancshares Inc. ("SouthFirst") is a thrift holding company headquartered in Sylacauga, Alabama, operating through its wholly-owned subsidiary, First Federal of the South ("First Federal"). SouthFirst was incorporated under the laws of the State of Delaware in April of 1994, as a mechanism to enhance First Federal's ability to serve its customers' requirements for financial services. The holding company structure provides flexibility for expansion of SouthFirst's business through the acquisition of other financial institutions and other businesses and through the provision of additional services.

First Federal, chartered in 1949 as a federally-chartered mutual savings and loan association, is a full-service bank with limited trust powers, which trust powers are exercised through its wholly-owned subsidiary, Pension & Benefit Trust Company ("Pension & Benefit"). First Federal operates as a locally-owned bank that targets primarily the banking needs of individuals, professionals and small to medium sized businesses. With an emphasis on providing professional, personal service, First Federal offers a full range of deposit services, including interest and non-interest-bearing checking, savings and certificates of deposit accounts, individual retirement accounts, commercial loans, real estate loans, savings/installment loans and construction loans, and, in addition, provides consumer services, such as travelers checks, cashier's checks, safe deposit boxes, bank-by-mail services and direct deposit. Further, First Federal, through Pension & Benefit, provides trust services to employee benefit plans, including 401(k) plans, profit-sharing plans, and employee stock option plans. First Federal is a member of the Federal Home Loan Bank System and the Federal Deposit Insurance Corporation.

Table of Contents

SouthFirst Bancshares, Inc.


SouthFirst Bancshares

Dear Fellow Shareholders:

In reflecting on what has transpired within the Company during the past year, significant strides have been made in our continuing efforts to improve the Company's overall structure and performance. The execution of the Company's business plan continues to remain on target with both management and the Board feeling extremely optimistic about the Company's future. One of the most important changes which have occurred is the formulation of a management team comprised of individuals with high integrity and ethical standards, as well as competent individuals who work together as a team in order to achieve the common goals of the Company.

The Company's goals and objectives, as formulated by management and the Board, are constantly reviewed which is critical for the overall success of the Company. This planning and review process is accomplished, in large part, through the Company's strategic planning efforts. While much has been achieved, management and the Board remain firmly committed to taking the necessary steps in order to enhance shareholder value.

The volumes of loans generated over the past year continued to spiral upward as interest rates continued to plummet. The loans were comprised, primarily, of residential mortgage, residential construction, home equity, consumer, and business. The generation of these loans occurred in our full service lending facilities of First Federal of the South, which are located in Sylacauga, Talladega, and Clanton, as well as from First Federal's wholly owned subsidiary, SouthFirst Mortgage, Inc., located in Birmingham. These loans contribute to the Company's core earnings in the form of fee income and interest income. This, along with fee income derived from the operations of Pension & Benefit Trust Company, First Federal's other wholly owned subsidiary, is the primary source of the Company's core earnings.

I am also pleased to announce that the Company's stock has continued to perform very well over the past fiscal year. During this period, SouthFirst Bancshares' common stock has traded in a range from $11.62 to $15.33. The stock price has continued to increase and has recently traded as high as $17.80. Over the past two years the stock has had a significant upward trend from a low of approximately $9.33 to its present price. This increase was complemented by the Board's decision to repurchase an additional 10% of the Company's stock which was announced in January 2003. This stock repurchase has been substantially completed. The Company has also continued to pay a very attractive dividend of $0.15 per share each quarter or $0.60 per share over the past year. As part of the Company's strategic planning efforts, these programs are designed to enhance shareholder value.

In summary, the Company remains very strong and is well capitalized with excellent liquidity. Management and the Board feel that the future of the Company is extremely bright and look forward to making the Company even stronger.

Sincerely,

Joe K. McArthur
Chief Executive Officer

126 North Norton Avenue • P.O. Box 167 • Sylacauga, Alabama 35150
(256) 245-4365 • 1-800-239-1492 • Fax (256) 245-6341 • (256) 245-6388

Financial Highlights

Financial Condition

	At September 30,				
	2003	2002	2001	2000	1999
Total Amount of:					
Assets	$ 133,654	$ 141,615	$ 151,194	$ 161,026	$ 160,506
Loans	$ 84,383	92,985	101,135	108,354	106,312
Collateralized mortgage obligations	$ 1,456	5,115	13,494	13,602	13,232
Mortgage-backed securities	$ 8,175	11,679	9,127	10,096	11,979
Investments	$ 22,969	13,087	13,560	16,366	15,124
Deposits	$ 93,558	96,483	99,056	105,363	114,721
Borrowed funds	$ 27,001	29,058	35,605	38,889	28,804
Retained earnings	$ 6,148	6,457	6,250	7,186	6,740
Stockholders' equity	$ 11,677	13,878	14,283	14,925	14,352

Results of Operations

	2003	2002	2001	2000	1999
	In thousands				
Net interest income	$ 3,892	$ 3,797	$ 3,908	$ 4,776	$ 4,117
Provision for loan losses (benefit)	550	(668)	858	6	588
Other income	3,742	3,033	2,311	2,099	4,418
Other expense	6,897	6,407	6,025	5,299	5,831
Income (loss) before taxes	187	1,091	(664)	1,570	2,116
Income tax expense (benefit)	71	421	(242)	609	816
Net income (loss)	116	670	(422)	961	1,300
Per common share data					
Net income (loss)	$ 0.16	$ 0.82	$ (0.47)	$ 1.06	$ 1.44
Cash Dividend Declared	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60

Market For Southfirst's Common Stock and Related Stockholder Matters

As of December 12, 2003, SouthFirst's Common Stock was held by approximately 307 persons. SouthFirst's Common Stock trades on the American Stock Exchange, under the symbol "SZB." The following data reflects, by fiscal quarter, the high and low sale prices, as well as cash dividends declared for each quarter from October 1, 2001 through September 30, 2003:

	High Sale	Low Sale	Cash Dividends Declared[1]
Fiscal Year Ended September 30, 2003			
First Quarter ended December 31, 2002	14	11 3/5	$ 121,076
Second Quarter ended March 31, 2003	15	13 5/9	116,876
Third Quarter ended June 30, 2003	15 1/7	13 4/9	107,801
Fourth Quarter ended September 30, 2003	15 1/3	14	107,794
Fiscal Year Ended September 30, 2002			
First Quarter ended December 31, 2001	11	9 1/3	130,948
Second Quarter ended March 31, 2002	11 2/3	11	122,894
Third Quarter ended June 30, 2002	13	12 5/9	121,752
Fourth Quarter ended September 30, 2002	12 1/3	11 6/7	121,751

(1) Certain cash dividends associated with SouthFirst's Management Recognition Plans and Employee Stock Option Plan shares are reflected as compensation expense in the consolidated financial statements. See "Item 10. EXECUTIVE COMPENSATION — Management Recognition Plans" and "— Employee Stock Ownership Plan."

Holders of SouthFirst Common Stock are entitled to receive such dividends as may be declared by SouthFirst's Board of Directors. The amount and frequency of cash dividends will be determined in the judgment of SouthFirst's Board of Directors based upon a number of factors, including the company's earnings, financial condition, capital requirements, and other relevant factors. SouthFirst management presently intends to continue its present dividend policies. See "Item 1. BUSINESS — Supervision and Regulation — Regulation of First Federal — Dividends and Other Capital Distribution Limitations."

The amount of dividends payable by First Federal is limited by law and regulation. The need for First Federal to maintain adequate capital also limits dividends that may be paid to SouthFirst. Although Federal Reserve policy could restrict future dividends on SouthFirst Common Stock, such policy places no current restrictions on such dividends. See "Item 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Capital Resources" and "Item 1. BUSINESS — Supervision and Regulation — Regulation of First Federal — Dividends and Other Capital Distribution Limitations."

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is designed to provide a better understanding of the major factors that affected SouthFirst's results of operations and financial condition for the referenced periods.

The purpose of this discussion is to focus on significant changes in the financial condition and results of SouthFirst's operations during the two-year period ended September 30, 2003. This discussion and analysis is intended to supplement and highlight information contained in the accompanying consolidated financial statements and the selected financial data presented elsewhere herein.

Forward Looking Statements

As stated in the opening paragraph to this Annual Report on Form 10-KSB, entitled "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995," this Annual Report on Form 10-KSB contains certain forward-looking statements, including management's discussion and analysis of financial condition and results of operation under this Item 6. While SouthFirst believes that the statements contained in this Item 6, and throughout this Annual Report on Form 10-KSB, are accurate, SouthFirst's business is dependent upon general economic conditions and various conditions specific to its industry. Future trends and conditions could cause actual results to differ materially from the forward-looking statements made herein.

Results of Operations

Net Income

For the fiscal year ended September 30, 2003, net income decreased $554,941 (82.73%) from net income of $670,805 in fiscal 2002. Earnings per common share were $0.16 and $0.82 for the fiscal years ended September 30, 2003 and 2002, respectively. The decrease in net income for fiscal 2003 was due primarily to an increase in the provision for loan losses and an increase in non-interest expense. First Federal's net interest income after provision for loan losses decreased $1,122,197 (25.1%) during fiscal 2003, from $4,465,046 to $3,342,849. This decrease was primarily attributable to an increase in the provision for loan losses of $1,217,253, from a benefit of $667,650 to an expense of $549,603, the reasons for which are discussed below under the heading "Provision for Loan Losses." This decrease in net interest income was partially offset by an increase in net interest income before provision for loan losses in the amount of $95,056 (2.5%), resulting primarily from the effect in the changes in interest rates between interest-earning assets and interest-bearing liabilities. Fee income received by Pension and Benefit Trust Company increased $58,994 (5.0%) during fiscal 2003, from $1,172,628 to $1,231,622. Other expenses increased $490,680 (7.7%) during fiscal 2003 from $6,406,731 to $6,897,411.

For the fiscal year ended September 30, 2002, net income increased $1,092,898 (258.0%) from a net loss of $422,093 to a net income of $670,805. Earnings per common share were $0.82 for the fiscal year ended September 30, 2002. The increase in net income in fiscal 2002 was due primarily to a decrease in the provision for loan losses, an increase in gain on sale of loans, an increase in the sale of investment securities available for sale and an increase in other income.

The components of net income discussed in the preceding paragraphs are discussed more fully below.

Net Interest Income

Net interest income was $3,892,452 for the twelve months ended September 30, 2003, which represents an increase of $95,056 (2.5%) from fiscal 2002. Net interest income is the difference between the interest earned on loans, investment securities and other interest-earning assets and the interest cost associated with deposits and borrowed funds. The increase in 2003 is primarily due to an increase in the net interest rate spread. The net interest rate spread increased as rates on interest-earning assets decreased fifty-four (54) basis points to 6.09%, while the cost of funds decreased eighty-four (84) basis points to 2.93%. The combined effect of the changes in average balances and the changes in rates above resulted in an increase in net interest income.

Net interest income was $3,797,396 for the twelve months ended September 30, 2002. The decrease of $110,000 (2.8%) over the comparable twelve months of 2001 was primarily the result of a decrease in the average balance of interest-earning assets from $141.6 million to $128.6 million, while the average balance of interest-bearing liabilities decreased from $136.0 million to $125.4 million. The combined effect of the changes in average balances and the increase in the net interest rate spread resulted in the $110,000 decrease in net interest income for fiscal 2002.

First Federal's Asset/Liability Committee ("ALCO") conducts a gap analysis to assist in analyzing the yields on earning assets and the rates paid on interest-bearing liabilities. There can be no assurance, however, that such analysis will affect earnings positively.

Rate/Volume Variance Analysis

The following table sets forth information regarding the extent to which changes in interest rates, changes in volume of interest assets, and changes in volume of interest related assets and liabilities have affected First Federal's interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided for changes attributable to (i) changes in volume (change in volume multiplied by old rate), (ii) changes in rates (change in rate multiplied by old volume) and (iii) changes in rate/volume (change in rate multiplied by change in volume). Changes in rate/volume have been allocated proportionately between changes in volume and changes in rates.

	Year Ended September 30,								
	2003 vs. 2002 Increase (Decrease) Due to			2002 vs. 2001 Increase (Decrease) Due to			2001 vs. 2000 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
	(Dollar amounts in thousands)								
Interest income:									
Investment securities	$(215)	$ 4	$ (211)	$(286)	$ (400)	$ (686)	$(167)	$ (20)	$ (187)
Loans receivable	(154)	(726)	(880)	(534)	(1,145)	(1,679)	(542)	(294)	(836)
Total interest income	(369)	(722)	(1,091)	(820)	(1,545)	(2,365)	(709)	(314)	(1,023)
Interest expense:									
NOW accounts	1	(81)	(80)	14	(31)	(17)	(10)	(5)	(15)
Money market demand	-	(1)	(1)	(1)	-	(1)	(1)	-	(1)
Passbook savings	1	(106)	(105)	4	(41)	(37)	(15)	(8)	(23)
CDs other than Jumbos	(57)	(749)	(806)	(314)	(899)	(1,213)	(158)	151	(7)
Jumbos	68	(46)	22	(10)	(208)	(218)	59	107	166
Borrowed funds	(194)	(22)	(216)	(185)	(584)	(769)	(213)	(61)	(274)
Total interest expense	(181)	(1,005)	(1,186)	(492)	(1,763)	(2,255)	(338)	184	(154)
Change in net interest income	$(188)	$ 283	$ 95	$(328)	$ 218	$ (110)	$(371)	$(498)	$(869)

Interest Income

Interest income is a function of both the volume of interest earning assets and their related yields. Interest income was $7,436,000, $8,527,000 and $10,892,000 for the twelve months ended September 30, 2003, September 30, 2002 and September 30, 2001, respectively. Average interest earning assets decreased $6,472,000 (5.0%) during fiscal 2003, decreased $12,945,000 (9.1%) during fiscal 2002 and decreased $9,269,000 (6.1%) during fiscal 2001. The yield for fiscal years 2003, 2002 and 2001 decreased primarily due to rates on mortgage and residential construction loans decreasing during the year. Interest and fees on loans were $5,948,000, $6,828,000 and $8,506,000 for the twelve months ended September 30, 2003, September 30, 2002, and September 30, 2001, respectively. The decrease in average loans receivable in fiscal 2003 was largely due to the sale of approximately $6,400,000 in commercial, residential mortgage and other consumer loans in connection with the sale of First Federal's branch office in Centreville, Alabama to First Financial Bank in Bessemer, Alabama during fiscal 2003.

Interest income on total investment securities available for sale, decreased $203,000 (12.7%) to $1,397,000 in 2003. The average balance outstanding of investment securities available for sale decreased $3,670,000 (11.9%) to $27,238,000 in 2003, decreased $5,612,000 (15.4%) to $30,907,000 in 2002 and decreased $2,373,000 (6.1%) to $36,519,000 in 2001. The yields on investment securities were 5.13% in 2003 and 5.18% in 2002. Interest income on total investment securities available for sale decreased $509,000 (24.1%) in 2002.

Interest Expense

Total average interest-bearing liabilities were $120,924,000, $125,364,000 and $136,000,000 for fiscal years 2003, 2002, and 2001, respectively. Interest bearing liabilities decreased by $4,439,000 (3.5%) in 2003, decreased by $10,636,000 (7.8%) in 2002, and decreased $7,213,000 (5.0%) in 2001. The rates paid on these liabilities decreased by 84 basis points to 2.93% in 2003, decreased by 137 basis points to 3.77% in 2002 and increased by 16 basis points to 5.14% in 2001. Total interest expense was $3,544,000, $4,730,000 and $6,984,000 for 2003, 2002, and 2001, respectively, which represents a decrease of $1,186,000 (25.1%), a decrease of $2,254,000 (32.3%), and a decrease of $155,000 (2.2%), during fiscal years 2003, 2002, and 2001, respectively. The decrease in 2003 and 2002 was primarily due to the decrease in interest-bearing liabilities, along with the reduction in interest rates. The decrease in 2001 was primarily the result of a decrease in interest-bearing liabilities, which was partially offset by an increase in interest rates.

Interest on deposits, the primary component of total interest expense decreased to $2,521,000 in 2003, decreased to $3,491,000 in 2002 and increased to $4,977,000 in 2001. The average balance of interest-bearing deposits increased to $95,707,000 in 2003 from $95,363,000 in 2002, representing an increase of $344,000 (0.4%). In 2002, the balance of $95,363,000 represented a decrease of $6,165,000 (6.1%) from the balance of $101,528,000 in 2001.

Interest expense on borrowed funds, including both short-term and other borrowed funds, was $1,023,000, $1,239,000 and $2,007,000 for fiscal 2003, 2002 and 2001, respectively. The decrease in 2003 and 2002 was primarily due to lower interest rates, along with principal reduction in average borrowings of approximately $4,800,000 and $4,500,000, respectively. The decrease in 2001 was due to the repayment of FHLB advances with funds received from investments maturing and principal repayment of mortgage loans. The average balance of FHLB advances outstanding was $22,340,000, $27,044,000 and $31,717,000 for 2003, 2002, and 2001, respectively. The average balance of total borrowed funds, including both short-term and other borrowed funds was $25,218,000 for 2003, $30,001,000 for 2002, and $34,471,000 for 2001.

Provision for Loan Losses

The provision for loan losses is based on management's current assessment of the risk in the loan portfolio and is influenced primarily by the amount of recent loan losses. The provision for loan losses (benefit) was $549,603, ($667,650), and $857,688 for fiscal 2003, 2002 and 2001, respectively. The amount of the provision for loan losses for fiscal 2003 is primarily the result of a specific reserve for approximately $525,000 relative to an acquisition and development loan, with a commitment of $2,250,000, which, as of September 30, 2003, had a disbursed balance of approximately $1,790,000. (See "Financial Condition - *Allowance for Loan Losses and Risk Elements*" below for further discussion.) The amount of the provision for loan losses for fiscal 2002 was primarily the result of a reversal of an additional provision for a loan that defaulted in the fourth quarter of fiscal 2001 in the principal amount of $657,000. This loan was made to Vawter Properties and Resources, LP, an Alabama limited partnership whose general partner is Charles R. Vawter, Jr., a former director of the Company and the Bank, and who also personally guaranteed the loan. The total of the loan loss and the related expenses associated with this loan in the fourth quarter of 2001 was $713,000, including the loss of principal and unpaid interest, as well as related legal and accounting expenses. The Bank brought suit against Mr. Vawter, Vawter

Properties and Resources, LP, and other related parties to recover the total amount of the loan loss and related expenses. A settlement was reached on August 28, 2002, for which the bank received $761,000.

First Federal's provision for loan losses also reflects management's current assessment of economic and other factors which management deems relevant to its risk analysis, including loan concentrations in particular markets, economic activity in particular markets, certain regulatory requirements regarding loan loss reserves and related safety and soundness issues, as well as management's view of the general economic outlook.

As previously discussed, the loan portfolio is comprised primarily of one-to-four family residential mortgage loans and residential construction loans. The one-to-four family residential mortgage loans are originated in First Federal's primary market area of Talladega and Chilton County, Alabama. Management believes that the credit risks associated with this type of loan are significantly lower than other loan types.

Although residential construction loans have characteristics of relatively higher credit risks, such as concentrations of amounts due from a smaller number of borrowers and dependence on the expertise of the builder, management believes that its residential construction lending policies and procedures reduce the credit risks associated with this type of loan, and that its current provisions for loan losses in the construction loan portfolio (1%) is adequate in light of these policies and procedures. First Federal entered the residential construction lending area in 1994 by purchasing the portfolio of another Alabama thrift. A significant portion of First Federal's residential construction loans were originated in Hoover, Alabama, a suburb of Birmingham and one of the most affluent areas of the state. Since acquiring the portfolio, First Federal has not suffered a significant loss on a residential construction loan.

Significant write-offs in fiscal 2003 consisted primarily of a commercial real estate loan in Clanton, Alabama, which was foreclosed and subsequently sold in 2003. There were no significant charge-offs in 2002 and 2001. In 2001, a provision was made in the amount of $654,746 for the previously mentioned Vawter loan, which was recovered in fiscal 2002. In addition to the acquisition and development loan mentioned above, management has also specifically reserved approximately $371,000, of which approximately $316,000 is reserved on a commercial loan to a used automobile dealership, and approximately $55,000 on other types of consumer loans. Management believes the allowances for loan losses at September 30, 2003 ($1,191,033) to be an adequate level relative to the total loan portfolio and to non-performing loans, and in light of the other factors, which are relevant to the assessment of risks in the loan portfolio.

Future additions to the allowance may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies periodically review First Federal's allowance for loan losses and may require First Federal to recognize additions to the allowance based upon and analysis of information available at the time of their review.

Other Income

Other income increased $708,000 (23.3%) in 2003 from $3,033,000 in 2002. Other income increased $722,000 (31.3%) in 2002 from $2,311,000 in 2001. The increase in 2003 was due to an increase in fee income from Pension & Benefit Trust Company from $1,173,000 to $1,232,000, an increase in the gain on the sale of mortgage loans from $612,000 to $1,170,000, and a gain from service charges and other fees from $448,000 to $569,000. Additionally, First Federal recorded a one-time profit from the sale of deposits of approximately $250,000, which is the equivalent to a 3% premium on the sale of $8,300,000 of deposits upon completion of the sale of its Centreville branch location in the fourth quarter of fiscal 2003. The increase in 2002 was due to an increase in fee income from Pension & Benefit Trust Company from $1,129,000 to $1,173,000, an increase in the gain on the sale of mortgage loans, from $394,000 to $612,000, and an increase in the gain from the sale of certain investment securities available for sale, from $4,000 to $236,000.

Service charges and other fees were $569,000, $448,000 and $443,000 in fiscal 2003, 2002 and 2001, respectively. The fluctuations are primarily due to changes in overdraft and non-sufficient charges.

The gain on sale of mortgage loans increased $558,000 (91.3%) in 2003, increased $218,000 (55.4%) in 2002 and increased $82,000 (26.2%) in 2001. The restructuring process in the mortgage banking division with the addition of mortgage loan originators, along with the decrease in mortgage loan rates, has resulted in an increase in the volume of originations and sales of mortgage loans in fiscal 2003 and 2002. The increase in 2001 was also the result of lower mortgage loan rates, which increased volumes, and increased sales of mortgage loans.

The gain on sale of investment securities available for sale remained approximately the same for fiscal 2003 and 2002 at approximately $238,000 and $236,000, respectively. In 2002 and 2001, the gain on sale of investment securities available for sale increased $232,000 and $8,000, respectively.

Other Expense

Total other expense increased to $6,897,000 in 2003 from $6,407,000 in 2002. Other expense increased in 2001 to $6,025,000. This represented an increase of $490,000 (7.7%) in 2003, an increase of $382,000 (6.3%) in 2002, and an increase of $726,000 (13.7%) in 2001.

Compensation and benefits totaled $4,279,000, $3,636,000 and $3,118,000 for fiscal years 2003, 2002 and 2001, respectively. These levels reflect an increase of $644,000 (17.7%) in 2003, an increase of $518,000 (16.6%) in 2002 and an increase of $217,000 (7.5%) in 2001. The increases in each year was primarily attributable to new salaries associated with the restructuring process, particularly in the mortgage banking division, along with merit and cost of living raises and the costs of benefits associated with such increases.

Increases in other expenses during fiscal 2003 occurred in occupancy, office supplies and related expenses, deposit insurance premiums and other operating expense of approximately $34,000, $16,000, $22,000 and $110,000, respectively. These increases in other expenses were partially offset with decreases in expenses related to data processing, goodwill amortization and legal matters in the amount of $57,000, $54,000 and $190,000, respectively.

Termination agreements expense was $560,000 for 2001. The expense in 2001 was related to the settlement of certain legal actions with a former director and officer as well as other expenses under the employment contract of the Company's President and Chairman of the Board of Directors who resigned.

Income Tax Expense

Income tax expenses (benefits) were $71,000, 421,000 and ($242,000) for fiscal 2003, 2002 and 2001, respectively. These levels represent an effective tax rate on pre-tax earnings (losses) of 38% in 2003, 39% in 2002 and 36% in 2001.

Supervisory Agreement

On March 29, 2002, SouthFirst announced that First Federal, on March 22, 2002, had entered into a Supervisory Agreement with the OTS. A copy of the press release announcing the Supervisory Agreement and a copy of the Supervisory Agreement were included with SouthFirst's Form 8-K filed with the SEC on March 29, 2002.

The Supervisory Agreement formalized certain understandings between First Federal and the OTS with respect to actions that First Federal and its Board of Directors had to undertake to comply with the requirements of the OTS.

Under the Supervisory Agreement, First Federal's Board of Directors was required, among other things, to develop, adopt and implement appropriate lending policies and procedures before beginning any new types of lending activities or increasing the amounts of existing construction-lending activities.

Further, the Board of Directors was required to review First Federal's residential construction loan portfolio and establish limits on its residential construction lending practices in compliance with federal regulations and the Supervisory Agreement. As a result of the requirements set forth in the Supervisory Agreement and based upon further communications with the OTS, First Federal's speculative construction lending, in the aggregate, is limited to 120% of First Federal's tangible capital, which aggregate portfolio limit, as of September 30, 2003, was $15,990,000. The total amount of First Federal's speculative construction loan portfolio, as of September 30, 2003, was equal to $11,652,000, which was 87% of First Federal's tangible capital and, thus, well within the 120% limit. Management believes that this aggregate portfolio limit, as required by the Supervisory Agreement, will not have a material adverse effect on the amount of First Federal's future net income to be derived from its construction-lending activities, as contemplated in the relevant projections included in the Business Plan and Strategic Plan of First Federal.

Further, under the Supervisory Agreement, First Federal's limits on loans to one borrower were reduced. Under federal law, the aggregate amount of loans that First Federal and SouthFirst Mortgage are permitted to make to any one borrower (in the aggregate) is generally limited to the greater of 15% (25% if the security has a readily ascertainable value) of unimpaired capital and surplus of First Federal, or $500,000. Prior to the effective date of the Supervisory Agreement, First Federal and SouthFirst Mortgage had received permission from the OTS to increase the applicable loans to one borrower limits for single-family residential builders, as permitted under applicable federal law and regulations. The increased limit for these borrowers was 30% of unimpaired capital and surplus of First Federal, with an aggregate limit to all such borrowers equal to 150% of First Federal's unimpaired capital and surplus.

As a result of the Supervisory Agreement, however, the 30% limit was revoked, and First Federal and SouthFirst Mortgage now are required to comply with the normal regulatory limit of 15% of unimpaired capital and surplus of First Federal. At September 30, 2003, this 15% limit was equal to $2,113,000, and there was one (1) construction loan commitment from First Federal and/or SouthFirst Mortgage which remained in excess of this newly imposed loan limit, with the largest commitment being $2,334,000. The OTS has previously indicated to First Federal that the balance of the remaining non-compliant loans will be allowed to pay out through the ordinary course of loan payment collection, thus avoiding having to sell such loans.

Most of First Federal's construction lending relationships have been well below the 15% loan-to-one-borrower limit. As of March 22, 2002, the effective date of the Supervisory Agreement, there were only three (3) construction loan commitments in excess of that limit. Therefore, management believes that this reduction in individual loan-to-one-borrower limits will not have a material adverse effect on the amount of future net-income of First Federal to be derived from its construction lending activities, as contemplated in the relevant projections included in the Business Plan and Strategic Plan of First Federal.

First Federal remains a well-capitalized institution, and the Supervisory Agreement has not resulted in any interruption of its day-to-day operations. The Supervisory Agreement will remain in place until modified, terminated or suspended by the OTS. A failure to comply with the Supervisory Agreement could result in the initiation of a formal enforcement action by the OTS, including the imposition of civil money penalties.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, which changed the accounting for goodwill from an amortization method to an impairment only approach. Upon adoption of SFAS No. 142 on October 1, 2002, the Company ceased amortizing goodwill. Based upon the initial goodwill impairment test completed October 1, 2002, as required by SFAS No. 142, no goodwill impairment was indicated. In addition, the goodwill impairment testing completed at September 30, 2003 indicated there was no goodwill impairment. Therefore, the Company had no changes in the carrying amount of goodwill from September 30, 2002 to September 30, 2003.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. The statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain obligations of lessees. In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets.

The Company adopted the requirements of SFAS Nos. 143 and 144 on October 1, 2002. The effects of these statements did not have a material impact on the Company's consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections*. SFAS No. 145 rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, and an amendment of that statement, SFAS No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements*. This statement also amends SFAS No. 13, *Accounting for Leases,* to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The effects of this statement did not have a material impact on the Company's consolidated financial position or results of operations upon adoption January 1, 2003.

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions*. This statement removes acquisitions of financial institutions from the scope of both SFAS No. 72, *Accounting for Certain Acquisitions of Banking and Thrift Institutions*, and FASB Interpretation ("FIN") No.9, *Applying APB Opinion No. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method*, and requires that those transactions be accounted for in accordance with SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. The provisions of this statement were effective as of October 1, 2002, with earlier application permitted. The adoption of this statement did not have a material impact on the Company's consolidated financial position or result of operations.

In December 2002, the FASB issued SFAS 148, *Accounting for Stock Based Compensation-Transition and Disclosure*, which provides alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this statement amends APB Opinion 28, *Interim Financial Reporting*, to require disclosure about those effects in interim financial information. This statement is effective for fiscal and interim periods ending after December 15, 2002. The Company adopted the disclosure requirements of this statement on December 31, 2002. Adoption of the disclosure requirements did not have a material impact to the consolidated financial statements.

In November 2002, The FASB issued FIN 45, *Guarantor's Accounting Disclosure Requirements for Guarantees, Including Indirect Guarantee of Indebtedness of Others*, which elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provision of this Interpretation are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of these recognition provisions will result in recording liabilities associated with certain guarantees provided by the Company. These currently include standby letters of credit. The disclosure requirements of this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The effects of this Interpretation did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued FIN 46, *Consolidation of Variable Interest Entities*, which clarifies the application of ARB 51 to certain entities (called variable interest entities) in which equity investors do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure requirements of this interpretation are effective for all financial statements issued after January 31, 2003. The consolidation requirements apply to all variable interest entities created after January 31, 2003. In addition, public companies must apply the consolidated requirements to variable interest entities that existed prior to February 1, 2003 and remain in existence as of the beginning of annual or interim periods beginning after June 15, 2003. The adoption of FIN 46 did not have a material impact on the consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "*Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities*". This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments imbedded in other contracts and for hedging activities under SFAS No. 133, "*Accounting for Derivation Instruments and Hedging Activities*". It also applies to loan commitments that relate to the origination of mortgage loans that will be held for sale. This statement is generally effective for contracts entered into or modified after June 30, 2003. The adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "*Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*". The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires an issuer to classify the fair value of financial instruments issued in the form of shares that are mandatorily redeemable as liabilities. It also requires that payments or accruals and other amounts to be paid to holder of the financial instruments be reported separately as interest cost. SFAS No. 150 is effective for the Company at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

Interest Rate Sensitivity

An integral aspect of the funds management of First Federal is the maintenance of a reasonably balanced position between interest rate sensitive assets and liabilities. ALCO is charged with the responsibility of managing, to the degree prudently possible, First Federal's exposure to "interest rate risk," while attempting to provide a stable and steadily increasing flow of depositors and borrowers and to seek earnings enhancement opportunities. An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. First Federal measures its interest rate risk as the ratio of cumulative interest sensitivity gap to total interest-earning assets ("ratio"). The ratio is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period, divided by the total interest earning assets. This ratio is positive when the amount of interest rate sensitive assets exceeds the amount of interest sensitive liabilities, and is negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Generally, during a period of rising interest rates, a negative ratio would adversely affect net interest income, while a positive ratio would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative ratio would result in an increase in net interest income and a positive ratio would adversely affect net interest income. Due to the nature of First Federal's balance sheet structure and its use of the market approach to pricing liabilities, First Federal's management and the First Federal Board of Directors recognize that achieving a perfectly matched gap position in any given time frame would be extremely rare. At September 30, 2003, First Federal had a positive one-year cumulative ratio of 8.82% and a five-year cumulative ratio of 4.13%, as a result of which its net interest income could be positively affected by rising interest rates and negatively affected by falling interest rates. At September 30, 2002, First Federal had a negative one-year cumulative ratio of 1.69% and a positive five-year cumulative ratio of 7.40%. During the declining interest rate environment for the early months of fiscal year 2003, and most of fiscal year 2002, First Federal's interest rate spread decreased.

Other factors may affect the interest rate sensitivity of First Federal's assets and liabilities. These factors generally are difficult to quantify but can have a significant impact on First Federal when interest rates change. Such factors include features in adjustable rate loans that limit the changes in interest rates on a short-term basis and over the life of a loan. First Federal's portfolio of one-to-four family residential mortgage loans included $22.5 million and $24.4 million (26.7% and 26.3% of First Federal's total loan portfolio) of adjustable rate loans at September 30, 2003 and September 30, 2002, respectively. These loans have restrictions limiting interest rate changes to 1.0% or 2.0% per year and 6.0% over the life of the loan. In a rapidly declining or rising interest rate environment, these restrictions could have a material effect on interest income by slowing the overall response of the portfolio to market movements. ALCO utilizes the "Asset and Liability Management Report" prepared by Farin & Associates (the Strategic Asset Liability Management) in order to assist First Federal in determining First Federal's gap and interest rate position. Through use of the Farin & Associates analysis, ALCO analyzed the effect of an increase or decrease of up to 300 basis points on the market value of First Federal's portfolio equity ("MVPE") at September 30, 2003 and September 30, 2002. At a 300 basis point increase, First Federal's MVPE decreased approximately $2,288,000 and $5,165,000 at September 30, 2003 and 2002, respectively, and at a 300 basis point decrease, First Federal's MVPE increased approximately $1,377,000 and $8,631,000 at September 30, 2003 and 2002, respectively. Management determined that these changes in MVPE were acceptable.

The following table sets forth information regarding the projected maturities and repricing of the major asset and liability categories of First Federal, as of September 30, 2003, and September 30, 2002. The projected maturity and repricing dates were arrived at by applying the assumptions set forth below. Classifications of items in the table are different from those presented in other tables and the financial statements and accompanying notes included therein.

Interest Rate Sensitivity Gap

	At September 30, 2003					At September 30, 2002				
	One year or less	One to three years	Three to five years	Over five years	Total	One year Or less	One to three years	Three to five years	Over five years	Total
Interest-earning assets:										
Mortgage loans	$ 51,969	$ 13,066	$ 8,099	$ 3,395	$ 76,529	$ 54,649	$ 15,060	$ 10,616	$ 7,095	$ 87,420
All other loans	5,080	2,645	1,283	1,173	10,181	4,168	2,507	1,126	989	8,790
Collateralized mortgage obligations	1,440	-	-	-	1,440	5,140	-	-	-	5,140
Mortgage-backed securities	2,578	2,947	1,349	1,043	7,917	2,193	2,873	2,086	4,086	11,238
Other Investments (1)	29,247	-	-	-	29,247	12,450	-	-	6,121	18,571
Total interest- earning assets	$ 90,314	$ 18,658	$ 10,731	$ 5,611	$ 125,314	$ 78,600	$ 20,440	$ 13,828	$ 18,291	$ 131,159
Interest-bearing liabilities:										
Deposits	$ 54,848	$ 24,079	$ 11,307	$ 4,820	$ 95,054	$ 56,007	$ 23,332	$ 8,012	$ 5,746	$ 93,097
Borrowed funds	24,412	673	-	-	25,085	24,805	1,055	2,500	-	28,360
Total interest-bearing liabilities	$ 79,260	$ 24,752	$ 11,307	$ 4,820	$ 120,139	$ 80,812	$ 24,387	$ 10,512	$ 5,746	$ 121,457
Interest sensitivity gap	$ 11,054	$ (6,094)	$ (576)	$ 791	$ 5,175	$ (2,212)	$ (3,947)	$ 3,316	$ 12,545	$ 9,702
Cumulative interest sensitivity gap	$ 11,054	$ 4,960	$ 4,384	$ 5,175	$ -	$ (2,212)	$ (6,159)	$ (2,843)	$ 9,702	$ -
Ratio of cumulative interest sensitivity gap to total interest earning assets	8.82%	3.96%	3.50%	4.13%	-	(1.69)%	(4.70)%	(2.17)%	7.40%	-
Ratio of cumulative interest sensitivity gap to total assets of $134,032	8.25%	3.70%	3.27%	3.86%	-	(1.57)%	(4.36)%	(2.01)%	6.87%	-

(1) Includes investments in overnight deposits.

The Farin & Associates analysis for 2003 and the preceding table were based upon the contractual terms of the asset or liability and in consideration of the following assumptions regarding prepayment of loans, collateralized mortgage obligations ("CMOs") and mortgage-backed securities, and decay rates of deposits. These prepayment and decay rate assumptions are management's estimates based on expectations of future interest rates. Fixed rate mortgage loans are assumed to prepay at approximately 8%. Adjustable rate loans, CMOs and mortgage-backed securities are presented in the period in which they next reprice. All other loans (principally consumer installment loans) are presented at their contractual maturities. Fixed rate CMOs are assumed to prepay at rates ranging from 15% to 20%. The decay rates for money market demand accounts are assumed to be 50% each year. The decay rates for passbook accounts are assumed to be 33% each year, and the decay rates for NOW accounts are assumed to be 25% each year. Certificate accounts and borrowed funds are presented at their contractual maturities. Certain shortcomings are inherent in the method of analysis presented in the table above. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in the market interest rates. The interest rates on certain liabilities may lag behind changes in market interest rates. Certain assets, such as ARMs, generally have features, which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels would cause significant deviations in the table. Additionally, an increased credit risk may result if the ability of many borrowers to service their debt decreases in the event of an interest rate increase. A majority of the adjustable rate loans in First Federal's portfolio contain conditions, which restrict the periodic change in interest rates.

Interest Rate Risk Strategy

First Federal has employed various strategies intended to minimize the adverse effect of interest rate risk on future operations by attempting to balance the interest rate sensitivities of its assets and liabilities. First Federal's strategies are intended to stabilize long term net interest income by protecting its interest rate spread against decreases and increases in interest rates. To offset the interest rate risk associated with holding a substantial amount of fixed rate loans and having a predominantly short-term certificate of deposit base, First Federal maintains a portfolio of residential adjustable-rate mortgage loans that reprice in less than one year. The amount of loans in this portfolio was equal to $22,392,000 at September 30, 2003 and $23,916,000 at September 30, 2002. First Federal also sells a significant portion of its fixed rate loan originations in the secondary markets, and directs excess cash flow into short-term and adjustable rate investment securities. Diversification into more interest-sensitive securities directs excess cash flow into short-term and adjustable rate investment securities. Diversification into more interest-sensitive mortgage loans and construction loans in the Birmingham area has also served to reduce First Federal's interest rate risk exposure.

Effects of Inflation and Changing Prices

Inflation generally increases the costs of funds and operating overhead, and, to the extent that loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects a financial institution's cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and stockholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase and would likely reduce First Federal's earnings from such activities. Further, First Federal's income from the sale of residential mortgage loans in the secondary market likely would decrease if interest rates increased.

Average Balance, Interest, Yields and Rates

The following table sets forth certain information relating to First Federal's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily balances has caused any material difference in the information presented.

The following table also presents information for the periods indicated with respect to the difference between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which savings associations have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on total interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets reflect or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

[table on following page]

Average Balance, Interest, Yields and Rates

	Year Ended September 30,								
	2003			2002			2001		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
Interest Earning Assets:									
Interest earnings deposited									
in other financial institutions	$ 761,750	$ 91,223	11.98%	$ 1,131,360	$ 99,189	8.77%	$ 916,802	$ 276,257	30.13%
Total investment securities	27,237,544	1,397,105	5.13%	30,907,198	1,600,346	5.18%	36,518,896	2,109,156	5.78%
Loans receivable	94,166,707	5,948,317	6.32%	96,599,905	6,827,657	7.07%	104,148,074	8,506,455	8.17%
Total interest earning assets	122,166,001	7,436,645	6.09%	128,638,463	8,527,192	6.63%	141,583,772	10,891,868	7.69%
Allowance for loan losses	(927,683)			(1,386,892)			(770,245)		
Cash and amounts due from									
depository institutions	8,364,641			6,341,587			7,237,695		
Premises and equipment	4,507,558			4,881,979			4,938,849		
FHLB stock, at cost	1,262,833			2,229,800					
Foreclosed real estate	420,213			226,899			535,006		
Accrued interest receivable	605,552			783,703			965,109		
Other assets	2,650,805			2,532,819			1,504,934		
Investments in Affiliates	-			-			4,116		
Total Assets	$139,049,920			$144,248,358			$ 155,999,236		
Interest Bearing Liabilities:									
Deposits:									
NOW accounts	$ 11,208,905	$ 63,071	.56%	$ 10,968,447	$ 142,688	1.30%	$ 9,929,758	$ 159,740	1.61%
Money market demand	46,293	161	.35%	66,441	850	1.28%	144,497	1,992	1.38%
Statement savings	12,142,016	74,506	.61%	11,946,198	179,579	1.50%	11,650,760	216,553	1.86%
CDs, other than Jumbos	63,192,912	2,024,399	3.20%	64,985,484	2,830,798	4.36%	72,197,589	4,044,144	5.60%
Jumbo certificates	9,116,476	358,691	3.93%	7,396,298	336,800	4.55%	7,605,523	554,878	7.30%
Total interest-bearing deposits	95,706,602	2,520,828	2.63%	95,362,868	3,490,715	3.66%	101,528,127	4,977,307	4.90%
Borrowed funds	25,217,611	1,023,365	4.06%	30,000,755	1,239,081	4.13%	34,471,370	2,006,896	5.82%
Total interest-bearing liabilities	120,924,213	3,544,193	2.93%	125,363,623	4,729,796	3.77%	135,999,497	6,984,203	5.14%
Non-interest bearing demand accounts	3,585,780			3,472,967			2,836,095		
Advances by borrowers for property taxes	208,122			258,250			310,794		
Accrued interest payable	726,747			1,032,802			1,342,510		
Income taxes payable	447,058			9,084			231,595		
Accrued expenses and other liabilities	431,172			381,893			286,462		
Total liabilities	126,323,092			130,518,619			141,006,953		
Stockholders' equity	12,726,828			13,729,739			14,992,283		
Total liabilities & stockholders' equity equity	$139,049,920			$144,248,358			$155,999,236		
Net interest income		$ 3,892,451			$ 3,797,396			$ 3,907,665	
Interest rate spread			3.16%			2.86%			2.56%
Net yield on total interest earning assets			3.19%			2.95%			2.76%
Average interest-earning assets to average total interest-bearing liabilities ratio			101.03%			102.61%			104.11%

Financial Condition

Investment Securities

First Federal's portfolio of investment securities available for sale totaled $32,600,000 and $26,768,000 at September 30, 2003, and September 30, 2002, respectively.

The composition of First Federal's total investment securities portfolio partly reflects First Federal's former investment strategy of providing acceptable levels of interest income from portfolio yields while maintaining a level of liquidity allowing First Federal a degree of control over its interest rate position. In previous years, First Federal invested primarily in investment grade CMOs and mortgage-backed securities because of their liquidity, credit quality and yield characteristics. The yields, values and duration of such securities generally vary with interest rates, prepayment levels, and general economic conditions and, as a result, the values of such instruments may be more volatile than other instruments with similar maturities. Such securities also may have longer stated maturities than other securities, which may result in further price volatility.

With First Federal's purchase of the construction loan portfolio of another Alabama thrift institution in April of 1994, First Federal revised its investment strategy, curtailing its purchases of CMOs and mortgage-backed securities and utilizing principal repayments on these securities to fund construction loans. Accordingly, First Federal did not purchase any CMOs or mortgage-backed securities from 1994 through 1997. However, as a result of First Federal's acquisition of Chilton County in October 1997, First Federal acquired approximately $466,000 in CMOs and $16,101,000 in mortgage-backed securities. In addition, as a result of the excess cash on hand from the Chilton County acquisition, First Federal purchased approximately $18,670,000 in mortgage-backed securities in 1998. During 1999, First Federal purchased approximately $10,500,000 of FNMA and FHLMC adjustable rate CMOs that reprice to LIBOR on a monthly basis. These CMOs were funded by FHLB advances that also reprice each month to LIBOR.

During fiscal year 2002, as interest rates declined, First Federal sold $7,750,000 of FNMA adjustable rate CMOs and repaid FHLB advances in an attempt to reduce the risk associated with having the repricing of long-term investments and shorter-term liabilities. A pre-tax loss occurred from the sale of these investments during such fiscal year in the amount of $8,485. As of September 30, 2003, First Federal has approximately $3,000,000 in adjustable rate FNMA CMOs and FHLB advances outstanding in the original arbitrage.

During fiscal year 2003, First Federal re-invested available liquidity in purchases of FNMA and FHLMC fixed rate callable notes and bonds in the amount of approximately $35,000,000. In an interest rate environment of record lows, the yield on these investments was higher than normal, therefore enhancing the overall yield of First Federal's investment portfolio. Of this amount, First Federal sold $8,000,000 in callable bonds, and realized a gain from the sale of $83,750. In addition, First Federal purchased a mortgage-backed security in the amount of $3,425,000 during fiscal 2003.

Principal repayments on both CMOs and mortgage-backed securities for the years ended September 30, 2003, 2002 and 2001 were $10,041,000, $674,700 and $1,774,000, respectively. As of September 30, 2003, First Federal had an investment in U. S. Government agencies of $22,608,000 compared to $9,867,000 as of September 30, 2002. At September 30, 2003, First Federal had investments of approximately $1,122,400 in equity securities, such as FHLB stock and other common stock.

The following table indicates the fair value of the portfolio of investment securities available for sale at September 30, 2003, 2002 and 2001.

	Total Fair Value		
	2003	2002 (in thousands)	2001
Investment Securities AFS:			
U.S. Government agencies	$ 22,608	$ 9,867	$ 9,590
Corporate obligations	355	98	-
Mortgage-backed securities	8,175	11,679	9,127
Collateralized mortgage obligations	1,456	5,115	13,495
Other investments	6	8	841
Total Investment Securities Available for Sale	$ 32,600	$ 26,767	$ 33,053

At September 30, 2003, First Federal owned CMOs totaling $1,456,000. These securities are all backed by federal agency guaranteed mortgages.

The mortgage backed securities portfolio, consists of fixed rate mortgages totaling $8,175,000 at September 30, 2003. Adjustable rate mortgage-backed securities totaling $357,240 were sold during fiscal year 2003. When purchasing these securities, First Federal looks at various prepayment speeds and makes the purchase based on the ability to accept the yield and average life based on both increasing and decreasing prepayment speeds.

The following tables present the contractual maturities and weighted average yields of investment securities, other than equity securities, available for sale at September 30, 2003.

	Maturities of Investment Securities			
	Within one year	After one through five years	After five through ten years	After ten years
U.S. Government agencies, excluding mortgage-backed securities	$ -	$ 201	$ -	$ 22,407
Mortgage-backed securities	55	85	658	7,377
Collateralized mortgage obligations	-	-	1,456	-
Corporate obligations	-	253	102	-
Total Investment Securities Available for Sale	$ 55	$ 539	$ 2,216	$ 29,784

	Weighted Average Yields (Taxable-equivalent basis) (1)			
	Within one year	After one through five years	After five through ten years	After Ten years
U.S. Government agencies, excluding mortgage-backed securities	-	6.800%	-	5.521%
Mortgage-backed securities	6.120%	6.434%	6.203%	5.241%
Collateralized mortgage obligations	-	-	2.946%	-
Corporate obligations	-	4.370%	7.231%	-
Total Weighted Average Yield	6.120%	5.602%	4.110%	5.452%

(1) None of First Federal's investment securities are tax exempt.

The maturities for the CMOs and mortgage-backed securities presented above represent contractual maturities of such securities. Due to the nature of these securities, the timing and the amount of principal repayments is generally unpredictable. However, assuming current prepayment rates are based on normal, required principal repayments, the following table sets forth certain information regarding the expected principal payments, carrying values, fair values, and weighted average yields of First Federal's CMOs and mortgage-backed securities at September 30, 2003.

Principal Payments Expected During the Year Ended September 30,
(Dollars in thousands)

	2004	2005	2006	2007	2008	Thereafter	Amortized Cost	Fair Value	Weighted Average Yield
Collateralized mortgage Obligations	$ 394	$ 378	$ 325	$ 223	$ 120	$ -	$ 1,440	$ 1,456	2.95%
Mortgage-backed securities	1,443	1,146	950	791	645	2,895	7,916	8,175	5.35%
Agencies	5,000	-	200	-	-	18,045	22,237	22,608	5.54%
Corporate obligations	100	100	100	50	-	-	350	355	5.19%

Loans

Total loans of $84,383,000 at September 30, 2003 reflected a decrease of $8,602,000 (9.2%) compared to September 30, 2002. Total loans of $92,985,000 at September 2002 reflected a decrease of 8.1% from total loans of $101,135,000 at September 30, 2001. The decrease in the volume of loans for fiscal 2003 was due primarily to the sale of loans of approximately $6,400,000 to First Financial Bank, Bessemer, Alabama, as result of closing the Centreville branch location in September 2003. The decrease in the volume of loans for fiscal 2002 was due primarily to the sale of loans in the amount of $8,392,000 to another financial institution in Dothan, Alabama, as a result of closing the Dothan loan production office in February 2002. Other decreases are due to seasonal changes in mortgage and construction lending demand. First Federal has experienced strong demand in its one-to-four family construction loan portfolio since First Federal's purchase of a construction loan portfolio and the opening of its loan production office in Birmingham in 1994.

One-to-four family real estate mortgage loans decreased $6,736,000 (13.2%) from September 30, 2001 to September 30, 2002 and decreased $4,508,000 (10.2%) from September 20, 2002 to September 30, 2003. First Federal aggressively pursues real estate mortgage loans within its market area. In addition to originating mortgage loans for its own portfolio, First Federal also actively originates residential mortgage loans, which are sold in the secondary market, with servicing released. First Federal sells a significant portion of all fixed rate residential mortgage loans. For the most part, such sales are composed of residential mortgage loans with terms of 30 years. Proceeds from loan sales were $55,990,000, $27,159,000, and $19,731,000 for the years ended September 30, 2003, 2002, and 2001, respectively. Had First Federal not sold residential mortgage loans over the last several years, the one-to-four family real estate mortgage loan portfolio would have increased by a larger margin (or decreased by lesser margin) than the percentage indicated above. The declining interest rate market for much of 2003, 2002 and 2001 resulted in an increase in the volume of loans sold during the period compared to previous years, which had a higher interest rate environment. The following table presents the composition of the loan portfolio for each of the past five years:

Loan Portfolio Composition
At September 30,
(Dollars in thousands)

	2003		2002		2001		2000		1999	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent Of Total
Real estate mortgage loans:										
One-to four family	$ 39,839	47.21%	$ 44,347	47.69%	$ 51,083	50.51%	$58,595	54.08%	$ 65,637	61.74%
Multi-family and commercial	11,407	13.52%	13,490	14.51%	14,205	14.05%	13,790	12.73%	8,330	7.84%
Construction loans	12,629	14.97%	16,621	17.87%	25,378	25.09%	24,381	22.50%	17,510	16.47%
Land	3,635	4.31%	5,077	5.46%	-	-	-	-	-	-
Savings account loans	881	1.04%	1,190	1.28%	1,144	1.13%	1,097	1.01%	1,267	1.19%
Installment loans	3,921	4.65%	3,599	3.87%	3,507	3.47%	4,089	3.77%	5,616	5.28%
Second mortgage loans	13,404	15.88%	9,665	10.39%	7,593	7.51%	7,334	6.77%	9,046	8.51%
Total loans	85,716		93,989		102,910		109,286		107,406	
Less:										
Loans in process	-	-	-	-	(8)	(.01)%	(39)	(.03)%	-	-
Discounts and other, net	(142)	(0.17)%	(149)	(.16)%	(189)	(.19)%	(192)	(.18)%	(242)	(.23)%
Allowance for loan losses	(1,191)	(1.41)%	(855)	(.92)%	(1,578)	(1.56)%	(701)	(.65)%	(852)	(.80)%
Total loans, net	$ 84,383	100.00%	$ 92,985	100.00%	$101,135	100.00%	$108,354	100.00%	$106,312	100.00%

The following table shows the maturity of First Federal's loan portfolio at September 30, 2003, based upon contractual maturity dates. Demand loans, loans having no schedule of repayment and no stated maturity and overdrafts are reflected as due during the twelve months ended September 30, 2003. The table below does not include an estimate of prepayments, the occurrence of which would significantly shorten the average life of all mortgage loans and cause First Federal's actual repayment to be different from the table set forth below.

	Loan Maturities							
	Due during the year ending Sept 30,							
	2004	2005	2006	Due after 3-5 years	Due after 5-10 years	Due After 10-15 years	Due After 15 years	Total
	(Dollars in thousands)							
Residential loans	$ 1,368	$ 806	$ 1,156	$ 6,861	$ 8,457	$ 13,702	$ 16,269	$ 48,619
Commercial loans	1,135	664	158	1,521	1,273	3,711	1,941	10,403
Construction loans	16,263	-	-	-	-	-	-	16,263
Consumer loans	2,132	546	692	1,852	2,210	1,604	1,395	10,431
Total	$ 20,898	$ 2,016	$ 2,006	$ 10,234	$ 11,940	$ 19,017	$ 19,605	$ 85,716

(1) The maturity period for construction loans is typically one year. If the home is not sold at the maturity date, however, the loan may be extended for an additional six months, provided that the builder restructures the loan to provide for principal reduction or arranges for permanent financing that will pay off the construction loan.

The following tables set forth, at September 30, 2003 and 2002, the dollar amount of loans due after September 30, 2003 and 2002, respectively, based upon whether such loans have fixed interest rates or adjustable interest rates:

	September 30, 2003		
	Fixed Rates	Floating or Adjustable Rate	Total
	(Dollars in thousands)		
Residential loans	$ 26,129	$ 22,490	$ 48,619
Commercial loans	4,611	5,792	10,403
Construction loans	16,263	-	16,263
Consumer loans	10,431	-	10,431
Total	$ 57,434	$ 28,282	$ 85,716

	September 30, 2002		
	Fixed Rates	Floating or Adjustable Rate	Total
	(Dollars in thousands)		
Residential loans	$ 26,587	$ 24,433	$ 51,020
Commercial loans	3,613	7,862	11,475
Construction loans	21,696	-	21,696
Consumer loans	8,794	-	8,794
Total	$ 60,690	$ 32,295	$ 92,985

The following table sets forth First Federal's loan originations, sales and principal repayments for the periods indicated.

	Year ended September 30,		
	2003	2002	2001
	(Dollars in thousands)		
Loan Originations:			
Real estate mortgage loans	$ 101,134	$ 87,131	$ 67,995
All other loans	4,407	6,790	4,407
Total	$ 105,541	$ 93,921	$ 72,402
Portfolio Loan Purchases:			
Real estate mortgage loans	$ -	$ -	$ -
Portfolio Loan Sales Proceeds:			
Real estate mortgage loans	$ 55,222	$ 32,346	$ 19,731
Principal Repayments:			
Real estate mortgage loans	$ 53,222	$ 46,578	$ 54,071
All other loans	4,394	6,652	4,964
Total	$ 57,616	$ 53,230	$ 59,035

Allowance for Loan Losses and Risk Elements

The performance of loans is evaluated primarily on the basis of a review of each customer relationship over a period of time and the judgment of lending officers as to the ability of borrowers to meet the repayment terms of loans. If there is a reasonable doubt as to the repayment of a loan in accordance with the agreed terms, the loan may be placed on a non-accrual basis pending the sale of any collateral or a determination as to whether sources of repayment exist. Generally, delinquency of 90 days or more creates reasonable doubt as to repayment. This action may be taken even though the financial condition of the borrower or the collateral may be sufficient to ultimately reduce or satisfy the obligation. Generally, when a loan is placed on a non-accrual basis, all payments are applied to reduce principal to the extent necessary to eliminate doubt as to the repayment of the loan. Interest income on a non-accrual loan is recognized only on a cash basis. See "Non Performing Assets" below.

The Asset Classification committee is responsible for the on going review and administration of each particular loan. As such, it makes the initial identification of loans that present some difficulty in collection or where circumstances indicate that the probability of loss exists. Once the committee determines there is a potential collection problem, the loan is turned over to First Federal's collections officer. It is the responsibility of the collections officer to coordinate all collection efforts on troubled and delinquent loans. Senior management and the First Federal board are informed of the status of delinquent loans on a monthly basis. Senior management reviews the allowance for loan losses and makes recommendations to the Board as to loan charge–offs on a monthly basis.

At September 30, 2003, September 30, 2002, and September 30, 2001, loans accounted for on a non-accrual basis were approximately $2,149,000, $764,000, and $742,000, respectively, or 2.6%, 0.8%, and 0.7% of the total loans outstanding, net of unearned income. The balances of accruing loans past due 90 days or more as to principal and interest payments were $0 at September 30, 2003, 2002, and 2001.

The allowance for loan losses represents management's assessment of the risk associated with extended credit and its evaluation of the quality of the loan portfolio. Management analyzes the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain a level considered adequate to absorb all anticipated loan losses. In assessing the adequacy of the allowance, management reviews the size, quality, and risk of loans in the portfolio. Management also considers such factors as First Federal's historical loan loss experience, the level, severity, and trend of criticized assets, the distribution of loans by risk class, and various qualitative factors such as current and anticipated economic conditions.

First Federal began construction-lending activities in March 1994. At September 30, 2003, First Federal has one Acquisition and Development loan that is classified as a non-performing loan. This loan was originated on November 5, 2001 in the Birmingham office. The property is located in Columbiana, Alabama, which is in Shelby County. The bank committed to loan $2,250,000, which was 65% of the appraised value of the property once it was developed. The development originally appraised for approximately $3,500,000. The proposed development includes 128 single-family lots and 12 acres of commercial property.

In December 2002, it became apparent that the borrower was not developing the property in a timely manner. This note and mortgage only requires interest payments monthly and the borrower has not been delinquent, however, the performance of the borrower as it relates to completing the project is questionable. In December 2002, the bank classified the loan as substandard and set up a 10% loan loss allowance on the amount of funds that were disbursed, which equated to $158,725.

As of September 30, 2003, the bank has reserved approximately $525,000 on this loan. In addition, the loan has been placed on a non-accrual status. This amount represents a 29% allowance on the outstanding balance of the loan.

Subsequent to September 30, 2003, the Board of Directors of First Federal made the decision to call the note due and payable in full. If the borrower does not satisfy the note, the bank will take further action to remedy the issue as it relates to this loan.

While it is First Federal's policy to charge off loans in the period in which the loss is considered probable, there are additional risks of future losses that cannot be quantified precisely or attributed to the particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

In assessing the adequacy of the allowance, management relies predominately on the on going review of the loan portfolio, which is undertaken both to ascertain whether there are probable losses that must be charged off and to assess the risk characteristics of the portfolio in the aggregate. This review takes into consideration the judgments of the responsible lending officers, senior management and those of bank regulatory agencies that review the loan portfolio as part of First Federal's examination process. Specific percentages are allocated to each loan type. Management recognizes that there is more risk traditionally associated with commercial and consumer lending as compared to real estate mortgage lending; correspondingly, a greater allocation is made for commercial and consumer loans than real estate mortgage loans. While all information is utilized by management to recognize losses in the loan portfolio, there can be no assurances that future additions to the allowance will not be necessary. First Federal's Board of Directors reviews the assessments of management in determining the adequacy of the allowance for loan losses. Generally, the only loans, including construction loans, that are classified are loans which are greater than 90 days delinquent. However, the Board of Directors may classify loans less than 90 days delinquent should such classification be deemed necessary.

First Federal's allowance for loan losses is also subject to regulatory examinations and determinations as to their adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan loss reserves and the size of the loan loss reserve in a comparison to a group of peer banks identified by the regulators. During its routine examinations of banks, the OTS has, from time to time, required additions to the banks' provisions for loan losses and allowances for loan losses as the regulators' credit evaluations and allowance for loan loss methodology have differed from those of management of such banks. Such regulatory examinations have focused on loan quality, particularly that of real estate loans. First Federal attempts to reduce the risks of real estate lending through maximum loan-to-value requirements as well as systematic cash flow and initial customer credit history analyses.

Management believes that the $1,191,000 allowance for loan losses, at September 30, 2003, is adequate to absorb known risks in the portfolio. No assurance can be given, however, that adverse economic circumstances will not result in increased losses in First Federal's loan portfolio. At September 30, 2003, $738,000 of the allowance for loan losses was reserved for possible losses on real estate mortgage loans and $453,000 was reserved for possible losses on all other loans.

The following table summarizes the levels of the allowance for loan losses at the end of the last five fiscal years:

	Year Ended September 30,				
	2003	2002	2001	2000	1999
	(Dollars in thousands)				
Balance at beginning of period	$ 854	$ 1,578	$ 701	$ 852	$ 732
Charge-offs:					
Real estate	219	-	-	54	216
Installment	22	79	49	138	290
Total charge-offs	241	79	49	192	506
Recoveries:					
Real estate mortgage	1	-	-	-	-
Installment	27	23	68	35	38
Total recoveries	28	23	68	35	38
Net loans (recovered) charged off	213	56	(19)	157	468
Provisions for loan losses (benefit)	550	(668)	858	6	588
Balance at end of period	$ 1,191	$ 854	$ 1,578	$ 701	$ 852
Ratio of net charge-offs to total loans outstanding, net of unearned income	0.25%	0.06%	(.02)%	0.14%	0.44%
Ratio of allowance for loan losses to loans outstanding, net of unearned income	1.41%	0.92%	1.56	0.65%	0.80%
Total Loans Outstanding	$ 84,383	$ 92,985	$101,135	$108,354	$106,312

As indicated in the above table, First Federal decreased its loan loss allowance in fiscal year 2002 from the level reported in 2001. This decrease in loss allowance is primarily due to the successful repayment of the Vawter loan in 2002, which had been classified in the loan loss reserve in 2001.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily an indication of future losses and does not restrict the use of the allowance to absorb losses in any category.

	At September 30,					
	2003		2002		2001	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(Dollars in thousands)					
Real estate mortgage loans	$ 738	61.96%	$ 303	35.48%	$ 886	56.15%
All other loans	453	38.04%	551	64.52%	692	43.85%
Total allowance for loan losses	$ 1,191	100.00%	$ 854	100.00%	$ 1,578	100.00%

At September 30, 2003 and 2002, the total recorded investment in impaired loans was approximately $2,393,000 and $874,000, respectively. The average recorded investment in impaired loans amounted to approximately $413,387 and $890,000 for the years ended September 30, 2003 and 2002, respectively. The allowance for loan losses related to impaired loans was approximately $895,900 and $495,000 for fiscal 2003 and 2002, respectively. Interest income on impaired loans of approximately $23,000 and $65,000 was recognized in 2003 and 2002, respectively. Loans impaired at September 30, 2001 were $648,000.

Non-Performing Assets

First Federal has policies, procedures and underwriting guidelines intended to assist in maintaining the overall quality of its loan portfolio. First Federal monitors delinquency levels for any adverse trends. Non-performing assets consist of loans on non-accrual status, accruing loans, which are 90 days or more past due and foreclosed real estate.

First Federal's policy generally is to place a loan on non-accrual status when there is reasonable doubt as to the repayment of the loan in accordance with the agreed terms. Generally, delinquency for 90 days or more creates reasonable doubt as to repayment. At the time the loan is placed on non-accrual status, interest previously accrued but not collected is reversed and charged against current earnings. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower is able to make periodic interest and principal payments and the loan is no longer delinquent and is returned to accrual status.

Non-performing assets were $2,217,000, $844,000, and $1,000,000 at September 30, 2003, September 30, 2002, and September 30, 2001, respectively. As a percentage of total loans, non-performing assets continued to be at levels that management considers to be acceptable and commensurate with First Federal's conservative lending policies.

An analysis of the components of non-performing assets at September 30, 2003, September 30, 2002, and September 30, 2001 is presented in the following table:

	At September 30,		
	2003	2002	2001
	(Dollars in thousands)		
Loans accounted for on a non-accrual basis:			
Real estate mortgage loans	$ 2,077	$ 762	$ 735
All other loans	72	2	7
Total	2,149	764	742
Accruing loans which are past due 90 days or more:			
Real estate mortgage loans	-	-	-
All other loans	-	-	-
Total	-	-	-
Total of non-accrual and 90 days past due loans	2,149	764	742
Foreclosed real estate (net of related loss provisions)	68	80	258
Total non-performing assets	$ 2,217	$ 844	$ 1,000
Non-accrual and 90 days past due loans as a percent of total loans	2.55%	0.82%	0.73%
Non-performing assets as a percent of total loans	2.63%	0.91%	0.99%
Total loans outstanding	$ 84,383	$ 92,985	$101,135

Management regularly reviews and monitors the loan portfolio in an effort to identify borrowers experiencing financial difficulties, but such measures are subject to uncertainties that cannot be predicted.

Deposits

Total deposits decreased $2,925,000 (3.0%) in fiscal 2003 to $93,558,000, and decreased $2,572,000 (2.6%) to $96,483,000 in fiscal 2002. In fiscal 2001 deposits decreased $6,307,000 (6.0%) to $99,055,000. Non interest-bearing deposits were $3,657,000, $2,850,000, and $3,349,000, while total interest-bearing deposits were $89,901,000, $93,632,000, and $95,706,000 at September 30, 2003, 2002, and 2001, respectively.

First Federal's deposit mix, at September 30, 2003, changed when compared to that at September 30, 2002. NOW accounts decreased $231,000 (2.2%), while money-market demand accounts decreased $313,000 (66.9%). Certificates of deposit, other than jumbo certificates of deposit, which are certificates of deposit greater than or equal to $100,000 with specially negotiated rates ("Jumbos"), decreased $2,828,000 (4.5%). Non-interest bearing demand deposits increased $807,000 (28.3%). During 2003, certificates of deposit, excluding Jumbos, comprised approximately 64.7% of total deposits, while low cost of funds, including NOW accounts, money market demand accounts, and passbook savings accounts made up 27.1% of First Federal's total deposits. Jumbos comprised 8.2% of total deposits as of September 30, 2003.

In order to offset the sale of deposits at the Centreville branch to First Financial Bank in September 2003, First Federal purchased $7,382,000 of brokered certificates of deposit with a weighted average rate of 2.1%. The brokered certificates of deposit vary in term from nine months to twenty-four months.

The composition of total deposits for the last three fiscal years is set forth in the following table:

	September 30,					
	2003		2002		2001	
	Amount	Percent change from prior year-end	Amount	Percent change from prior year-end	Amount	Percent change from prior year-end
	(Dollars in thousands)					
Non-interest bearing demand deposits	$ 3,657	28.32%	$ 2,850	(14.90)%	$ 3,349	11.97%
Interest bearing deposits:						
NOW accounts	10,064	(2.24)%	10,295	8.48 %	9,490	(2.46)%
Money market demand	155	(66.88)%	468	14.99 %	407	(35.60)%
Passbook savings	11,497	(5.37)%	12,149	8.88 %	11,158	(5.39)%
CDs other than Jumbos	60,518	(4.46)%	63,346	(5.82)%	67,265	(6.05)%
Jumbos	7,667	3.97%	7,374	(.18)%	7,387	(14.34)%
Total interest bearing deposits	89,901	(3.98)%	93,632	(2.17)%	95,707	(6.51)%
Total deposits	$ 93,558	(3.03)%	$96,483	(2.60)%	$99,056	(5.99)%

The following tables set forth the distribution of First Federal's deposit accounts, at the dates indicated and the weighted average nominal interest rates on each category of deposits presented, based on average balances:

		At September 30, 2003			
Interest Rate	Term	Category	Minimum	Balance	Percentage of Total Balances
		(Dollars in thousands, except minimum balance)			
0.00%	None	Non-interest bearing demand	$ 50	$ 3,657	3.91%
0.10%	None	NOW accounts	250	9,956	10.64%
0.10%	None	Non-profit	100	108	.12%
0.10%	None	Money market checking	50	155	.17%
0.15%	None	Statement savings	100	11,497	12.29%
0.50%	3 months	Fixed-term fixed rate certificate	2,500	138	.15%
1.20%	6 months	Fixed-term fixed rate certificate	2,500	8,613	9.21%
1.30%	12 months	Fixed-term fixed rate certificate	500	16,915	18.08%
1.50%	18 months	Fixed-term fixed rate certificate	500	3,604	3.85%
1.25%	18 mth Roth IRA	Fixed-term fixed rate certificate	250	74	.08%
1.25%	18 mth IRA	Fixed-term fixed rate certificate	250	9,452	10.10%
2.75%	60 mth IRA	Fixed-term fixed rate certificate	250	1,798	1.92%
2.00%	30 months	Fixed-term fixed rate certificate	500	7,439	7.95%
2.50%	4 year	Fixed-term fixed rate certificate	1,500	332	.35%
3.00%	5 year	Fixed-term fixed rate certificate	1,500	4,771	5.10%
1.30%	Jumbo	Fixed-term fixed rate certificate	100,000	7,667	8.19%
1.40%	9 months	9 month brokered TD	0	2,495	2.67%
1.50%	12 months	12 month brokered TD	0	1,693	1.81%
1.60%	14 months	14 month brokered TD	0	1,466	1.57%
2.10%	24 months	24 month brokered TD	0	1,728	1.85%
				$ 93,558	100.00%

Interest Rate	Term	Category	Minimum	Balance	Percentage of Total Balances
		At September 30, 2002			
		(Dollars in thousands, except minimum balance)			
0.00%	None	Non-interest bearing demand	$ 50	$ 2,850	2.95%
1.00%	None	NOW accounts	250	10,156	10.53%
1.00%	None	Non-profit	100	141	.15%
1.00%	None	Money market checking	50	467	.48%
1.00%	None	Statement savings	50	12,149	12.59%
1.25%	3 months	Fixed-term fixed rate certificate	250	230	.24%
2.75%	6 months	Fixed-term fixed rate certificate	250	10,239	10.61%
3.20%	12 months	Fixed-term fixed rate certificate	250	17,596	18.24%
2.85%	18 months	Fixed-term fixed rate certificate	250	4,393	4.55%
2.85%	18 mth Roth IRA	Fixed-term fixed rate certificate	250	92	.10%
2.85%	18 mth IRA	Fixed-term fixed rate certificate	250	13,293	13.78%
4.50%	60 mth IRA	Fixed-term fixed rate certificate	250	1,135	1.18%
3.00%	30 months	Fixed-term fixed rate certificate	250	11,612	12.04%
3.50%	4 year	Fixed-term fixed rate certificate	1,500	479	.50%
4.50%	5 year	Fixed-term fixed rate certificate	1,500	4,277	4.43%
4.36%	Jumbo	Fixed-term fixed rate certificate	100,000	7,374	7.64%
				$ 96,483	100.00%

The following table provides information about the average balances of interest-bearing demand deposits and time deposits, for the periods indicated, based upon average balances:

	Year ended September 30,					
	2003		2002		2001	
	(Dollars in thousands)					
	Interest bearing demand deposits	Time Deposits	Interest bearing demand deposits	Time deposits	Interest bearing demand deposits	Time deposits
Average balance	$ 23,397	$ 72,309	$ 22,981	$ 72,382	$ 21,725	$ 79,803
Average rate	.59%	3.29%	1.41%	4.38%	1.83%	5.34%

The following table presents, by various interest rate categories, the amount of certificate accounts outstanding at the end of the last three fiscal years:

Interest Rate	2003	2002	2001
	Year ended September 30, (Dollars in thousands)		
0.00 - 1.99%	$ 24,554	$ 2,775	$ -
2.00 - 2.99%	21,937	22,060	-
3.00 - 3.99%	11,570	18,771	7,077
4.00 - 4.99%	3,520	11,694	25,368
5.00 - 5.99%	2,411	3,922	9,623
6.00 - 6.99%	626	5,471	22,998
7.00 - 7.99%	3,567	6,028	9,585
Total	$ 68,185	$ 70,721	$ 74,651

At September 30, 2003, First Federal had approximately $68.2 million outstanding in certificate accounts that mature as follows:

	Amount due						
	Less than one year	One to two years	Two to three years	Three to Four years	Four to five years	Thereafter	Total
	(Dollars in thousands)						
Interest Rate							
0.00 - 1.99%	$ 18,914	$ 3,208	$ -	$ -	$ -	$ 2,432	$ 24,554
2.00 - 2.99%	15,714	4,232	1,849	141	-	-	21,936
3.00 - 3.99%	8,857	1,417	19	-	1,277	-	11,570
4.00 - 4.99%	1,864	435	44	736	441	-	3,520
5.00 - 5.99%	231	23	302	1,740	115	-	2,411
6.00 - 6.99%	102	273	252	-	-	-	627
7.00 - 7.99%	41	3,163	363	-	-	-	3,567
Total	$ 45,723	$ 12,751	$ 2,829	$ 2,617	$ 1,833	$ 2,432	$ 68,185

At September 30, 2003, First Federal had approximately $25.3 million outstanding in certificate accounts of $100,000 or more, that mature as follows:

Maturity Period	Amount (In Thousands)
Three months or less	$ 4,043
After three within six months	5,501
After six within twelve months	2,953
Over twelve months	12,757
	$ 25,254

The following table presents the maturities of certificates of deposit, as of September 30, 2003, 2002 and 2001:

	Maturities of Time Deposits September 30,		
	2003	2002	2001
	(Dollars in thousands)		
Three months or less	$ 13,566	$ 13,824	$ 12,281
After three within six months	12,736	16,557	15,765
After six within twelve months	19,421	19,772	20,984
One year to two years	12,750	8,941	16,138
Two years to three years	2,830	7,593	2,219
Three years to four years	2,617	1,357	6,060
Four years to five years	1,833	2,677	1,204
Over five years	2,432	-	-
Total	$ 68,185	$ 70,721	$ 74,651
Weighted average rate on all certificates of deposit at period-end	2.64%	3.74%	5.34%

Short-Term Borrowings

SouthFirst has a line of credit of up to $2,500,000, which bears interest at the prime lending rate, plus 25 basis points. Accrued interest on the unpaid balance of the principal is due monthly and continuing until June

2004, at which time the entire unpaid balance along with any unpaid accrued interest is due. The prime-lending rate was 4.00% at September 30, 2003.

Borrowings also include borrowings from the FHLB of Atlanta. These borrowings included advances with both fixed and variable interest rates.

First Federal also has short term borrowings through reverse repurchase agreements with Morgan Keegan.

A summary of these borrowings is as follows:

	At or for the Year Ended September 30,	
	2003	2002
	(Dollars in Thousands)	
Amounts outstanding at end of period:		
Line of credit	$ 1,918	$ 699
FHLB advances	22,340	24,340
Reverse repurchase agreements	2,743	4,019
Weighted average rate paid at period-end:		
Line of credit	4.25%	4.75%
FHLB advances	4.04%	4.09%
Reverse repurchase agreements	1.22%	1.87%
Maximum amount of borrowings outstanding at any month-end:		
Line of credit	2,118	3,355
FHLB advances	22,340	33,250
Reverse repurchase agreements	5,347	4,083
Approximate average amount outstanding for period:		
Line of credit	1,558	2,071
FHLB advances	22,340	27,044
Reverse repurchase agreements	1,335	1,000
Approximate weighted average rate paid during period (1):		
Line of credit	4.36%	6.28%
FHLB advances	4.19%	4.03%
Reverse repurchase agreements	1.35%	1.90%

(1) The approximate weighted average rate paid during the period was computed by dividing the average amounts outstanding into the related interest expense for the period.

Capital Resources

Stockholders' Equity

SouthFirst's consolidated stockholders' equity was $11,677,000 and $13,878,000 at September 30, 2003 and September 30, 2002, respectively. The 2003 decrease was due primarily to the repurchase, by SouthFirst, of shares of its Common Stock, in the amount of $1,403,000, pursuant to its previously announced stock repurchase program, and the change in "accumulated other comprehensive income," in the amount of $647,000, resulting from the decrease in unrealized holding gains on available-for-sale securities.

Cash dividends were declared on SouthFirst Common Stock in the amount of $453,547, $497,345 and $554,051 for the years ended September 30, 2003, September 30, 2002 and September 30, 2001, respectively. Management believes that a strong capital position is vital to the continued profitability of First Federal and SouthFirst and provides a foundation for future growth, as well as promoting depositor and investor confidence.

The following table provides certain financial ratios for SouthFirst, as of the end of the most recent three fiscal years:

	Equity and Asset Ratios September 30,		
	2003	2002	2001
Return on average assets	0.08%	0.47%	(0.27)%
Return on average stockholder's equity	0.91%	4.89%	(2.82)%
Common dividend payout ratio	391.45%	74.14%	N/A
Average stockholders' equity to average assets ratio	9.15%	9.52%	9.61%
Net Income (Loss)	$ 115,864	$ 670,805	$ (422,093)
Average Assets	138,049,920	144,248,358	155,999,236
Average Equity	12,726,828	13,729,739	14,992,282
Cash Dividends Paid	453,547	497,345	554,051

Capital

The regulations of the OTS provide certain capital requirements applicable to thrifts, including First Federal, and the consequences for failing to comply with such requirements (as amended from time to time, the "OTS Capital Regulations). The regulatory capital standards contained in the OTS Capital Regulations include (i) a core capital requirement, (ii) a tangible capital requirement, and (iii) a risk-based capital requirement and identity certain minimum regulatory capital requirements, including a tangible capital ratio equal to 1.50% of adjusted total assets, a core capital ratio equal to 4.0% of adjusted total assets, and a minimum risk-based capital ratio of 8.0% of risk-weighted assets. As shown in the table below, First Federal was in compliance with these regulatory capital requirements, at September 30, 2003 and September 30, 2002.

	At September 30, 2003			At September 30, 2002		
	Tangible Capital	Core Capital	Risk-based Capital	Tangible Capital	Core Capital	Risk-based Capital
Capital	$ 13,651,000	$ 13,651,000	$ 13,651,000	$ 14,606,000	$ 14,606,000	$ 14,606,000
Adjustments:						
General valuation allowance	-	-	295,000	-	-	361,000
Goodwill	(544,000)	(544,000)	(544,000)	(511,000)	(511,000)	(511,000)
Unrealized Losses (Gains)	218,000	218,000	218,000	(479,000)	(479,000)	(479,000)
Regulatory capital	$ 13,325,000	$ 13,325,000	$ 13,620,000	$ 13,616,000	$ 13,616,000	$ 13,977,000
Regulatory asset base	$133,400,000	$133,400,000	$ 82,915,000	$140,500,000	$140,500,000	$87,853,000
Capital ratio	9.99%	9.99%	16.43%	9.69%	9.69%	15.91%
Minimum required ratio	1.50%	4.00%	8.00%	1.50%	4.00%	8.00%
Capital ratio required for "well-capitalized" designation	-	5.00%	10.00%	-	5.00%	10.00%

Liquidity

First Federal

Liquidity is a bank's ability to convert assets into cash equivalents in order to meet daily cash flow requirements, primarily for deposit withdrawals, loan demand, and maturing liabilities. Without proper management, First Federal could experience higher costs of obtaining funds due to insufficient liquidity. On the other hand, excessive liquidity could lead to a decline in earnings due to the cost of foregoing alternative higher-yielding investment opportunities.

Asset liquidity is provided primarily through the repayment and maturity of investment securities, and the sale and repayment of loans.

Sources of liability liquidity include customer deposits and participation in the FHLB advance program. Although deposit growth historically has been a primary source of liquidity, such balances may be influenced by changes in the banking industry, interest rates available on other investments, general economic conditions, competition and other factors. FHLB advances include both fixed and variable terms and are taken out with varying maturities. First Federal can borrow an amount equal to 10% of its total assets, based on the most recent quarterly financial information submitted to the appropriate regulatory agency. At September 30, 2003, First Federal had outstanding FHLB advances in the amount of $22,340,000, which exceeds the present credit availability described previously in ITEM 1, "Business - Regulation of First Federal - *Federal Home Loan Bank Advance*". The bank is not required to re-pay the existing advances to an amount equivalent to 10% of its current assets, however, new requested advances would be subject to approval from the FHLB credit review committee.

On a consolidated basis, net cash provided by operating activities in fiscal 2003 was $1,733,000, a $4,262,000 increase from 2002. The $3,008,000 in net cash provided by investing activities during 2003 consisted primarily of a $7,443,000 decrease in loan funding activities. Net cash decreased for the purchase of investment securities available for sale to $38,713,000 from $15,573,000 in 2002. Cash provided by calls and maturities of investment securities available for sale decreased to $16,590,000 from $18,598,000 in 2002. The $6,815,000 in net cash used by financing activities resulted from a decrease of $2,535,000 in certificates of deposits, and a decrease of $390,000 in demand accounts. Borrowed funds decreased $2,057,000; payments for common stock dividends totaled $425,000, and the acquisition of treasury stock totaled $1,344,000.

First Federal's "liquidity ratio" (as defined under the previous OTS liquidity regulations) at September 30, 2003 was 37.05% and at September 30, 2002 was 24.74%. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives, management's expectations of the level of yield that will be available in the future, and management's projections as to the short-term demand for funds to be used in loan origination. First Federal is subject to certain regulatory limitations with respect to the payment of dividends to SouthFirst. First Federal paid $500,000 and $1,100,000 to SouthFirst during 2003 and 2002, respectively.

SouthFirst

SouthFirst also requires cash for various purposes including servicing debt, paying dividends to stockholders and paying general corporate expenses. The primary source of funds for SouthFirst is dividends from First Federal. First Federal's capital levels meet the requirements of the OTS Capital Regulations for classification as a "well capitalized" institution and, thereby, enable First Federal to pay dividends to SouthFirst. In addition to dividends, SouthFirst has access to various capital markets and other sources of borrowings, including a line of credit in the amount of $2,500,000, from First Commercial Bank in Birmingham, Alabama. The line of credit is renewable annually and is secured by all of the issued and outstanding shares of First Federal, pledged by SouthFirst. SouthFirst, at September 30, 2003, has drawn $1,918,000 against the line of credit.

SouthFirst retained $3,624,000 of the net proceeds from the initial public offering of Common Stock in 1994. Substantially all of those funds have been used to pay dividends (including a special $2.00 per share dividend in 1996) to repurchase SouthFirst Common Stock, to invest in affiliates and to pay general corporate expenses. Accordingly, SouthFirst likely will rely on dividends from First Federal to repay borrowings under its line of credit, which has been used, in part, to pay dividends to stockholders and to repurchase shares of SouthFirst pursuant to the current repurchase program announced by SouthFirst in January 2003, authorizing the Company to repurchase up to 77,000 shares, or approximately ten percent (10%) of its outstanding common stock. As of December 9, 2003, SouthFirst has repurchased 69,588 shares of the intended repurchase of up to 77,000 shares of Common Stock. Under the previous stock repurchase program, which commenced in January, 2002, the Company repurchased 81,700 shares of the intended repurchase of up to 85,000 shares of Common Stock, which concluded in January, 2003.

INDEPENDENT AUDITORS' REPORT



Jones & Kirkpatrick, P.C.
Certified Public Accountants
Suite 100
300 Union Hill Drive
Birmingham, AL 35209
Telephone: (205) 870-8824
Facsimile: (205) 870-8827

George H. Jones III, CPA
Richard E. Kirkpatrick, CPA
Karen M. Hornback, CPA
Jennifer V. Segers, CPA
Jennifer E. Saunders, CPA

December 4, 2003

Board of Directors
SouthFirst Bancshares, Inc.
Sylacauga, Alabama

We have audited the accompanying consolidated statements of financial condition of SouthFirst Bancshares, Inc. and subsidiaries (the Company) as of September 30, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SouthFirst Bancshares, Inc. and subsidiaries as of September 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on October 1, 2002 the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*.

Jones & Kirkpatrick, P.C.

Certified Public Accountants

Member of the AICPA Division for Firms, SEC and PCPS Sections

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Financial Condition
September 30, 2003 and 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 6,049,325	$ 8,122,898
Interest-bearing deposits in other financial institutions	533,003	883,262
Investment securities available for sale, at fair value	32,599,988	26,768,039
Loans receivable, net of allowance for loan losses of $1,191,033 in 2003 and $854,013 in 2002	84,382,703	92,984,822
Loans held for sale at cost (which approximates fair value)	1,107,805	2,292,400
Foreclosed assets, net	77,680	79,983
Premises and equipment, net	4,298,889	4,867,235
Federal Home Loan Bank stock, at cost	1,117,000	2,229,800
Goodwill	543,706	543,706
Accrued interest receivable	679,402	734,168
Other assets	2,264,952	2,108,531
Total Assets	$133,654,453	$141,614,844
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Non-interest bearing	$ 3,657,079	$ 2,849,970
Interest bearing	89,900,902	93,633,292
Total deposits	93,557,981	96,483,262
Advances by borrowers for property taxes and insurance	213,042	276,909
Accrued interest payable	576,676	825,850
Borrowed funds	27,000,861	29,057,611
Accrued expenses and other liabilities	628,522	1,092,829
Total liabilities	121,977,082	127,736,461
Stockholders' equity:		
Common stock, $.01 par value, 2,000,000 shares authorized; 989,868 shares issued and 713,944 shares outstanding in 2003; 989,868 shares issued and 800,911 shares outstanding in 2002	9,996	9,996
Additional paid-in capital	9,837,058	9,819,676
Treasury stock, at cost (275,924 shares in 2003; 183,574 shares in 2002)	(3,809,839)	(2,407,231)
Deferred compensation on common stock employee benefit plans	(183,179)	(324,060)
Shares held in trust, at cost (9,775 shares in 2003 and 2002)	(107,161)	(107,161)
Retained earnings	6,148,255	6,457,443
Accumulated other comprehensive income (loss)	(217,759)	429,720
Total stockholders' equity	11,677,371	13,878,383
Commitments and contingencies (Note 13)	-	-
Total Liabilities and Stockholders' equity	$133,654,453	$141,614,844

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Operations
Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
Interest and dividend income:			
Interest and fees on loans	$ 5,948,317	$ 6,827,657	$ 8,506,455
Interest and dividend income on investment securities	1,488,328	1,699,535	2,385,413
Total interest and dividend income	7,436,645	8,527,192	10,891,868
Interest expense:			
Interest on deposits	2,520,828	3,490,715	4,977,307
Interest on borrowed funds	1,023,365	1,239,081	2,006,896
Total interest expense	3,544,193	4,729,796	6,984,203
Net interest income	3,892,452	3,797,396	3,907,665
Provision for loan losses (benefit)	549,603	(667,650)	857,688
Net interest income after provision for loan losses	3,342,849	4,465,046	3,049,977
Other income:			
Service charges and other fees	568,701	447,728	442,979
Employee benefit trust and consulting fees	1,231,622	1,172,628	1,128,996
Gain on sale of loans	1,170,453	611,971	393,875
Gain (loss) on sales and calls of investment securities available-for-sale	238,291	236,414	4,267
Gain (loss) on sale of premises and equipment	7,759	162	(12,860)
Insurance benefits in excess of related compensation costs	-	186,727	-
Net premium on transfer of deposits	249,769	-	-
Other	275,149	377,824	353,797
Total other income	3,741,744	3,033,454	2,311,054

(Continued)

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Operations (Continued)
Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
Other expenses:			
Compensation and benefits	$ 4,279,501	$ 3,635,805	$ 3,118,111
Net occupancy expense	392,354	358,244	344,899
Furniture and fixtures	451,577	459,314	487,760
Data processing	259,685	317,093	331,310
Office supplies and expenses	436,677	420,272	402,568
Deposit insurance premiums	107,706	85,610	64,460
Legal expenses	214,261	404,203	161,752
Other professional services	259,913	286,068	126,083
Goodwill amortization	-	53,946	53,945
Termination agreements	-	-	560,000
Other	495,737	386,176	374,491
Total other expenses	6,897,411	6,406,731	6,025,379
Income (loss) before income taxes	187,182	1,091,769	(664,348)
Income tax expense (benefit)	71,318	420,964	(242,255)
Net income (loss)	$ 115,864	$ 670,805	$ (422,093)
Earnings (loss) per share:			
Basic	$ 0.16	$ 0.82	$ (0.47)
Diluted	$ 0.15	$ 0.82	$ (0.46)
Weighted average shares outstanding:			
Basic	744,641	819,260	903,849
Diluted	759,550	822,631	907,765

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
Years Ended September 30, 2003, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Deferred Compensation on Common Stock Employee Benefit Plans	Shares Held in Trust	Treasury Stock	Accumulated Other Compre-hensive Income (Loss)	Total
Balance - September 30, 2000	$ 9,996	$ 9,835,352	$ 7,186,244	$ (482,325)	$ -	$ (1,140,781)	$ (483,002)	$ 14,925,484
Comprehensive Income:								
Net income (loss)	-	-	(422,093)	-	-	-	-	(422,093)
Change in net unrealized gain (loss) on available-for-sale securities, net of reclassification adjustments and tax effect	-	-	-	-	-	-	849,631	849,631
Total comprehensive income								427,538
Release of unallocated ESOP shares	-	4,654	-	63,760	-	-	-	68,414
Acquisition of ESOP shares	-	-	-	(15,925)	-	-	-	(15,925)
Vesting of shares on Management Recognition Plans		(25,738)	-	31,146	-	-	-	5,408
Acquisition of Management Recognition Plan shares	-	-	-	-	(126,411)	-	-	(126,411)
Vesting of deferred compensation shares	-	-	-	19,902	-	-	-	19,902
Acquisition of Treasury stock	-	-	-	-	-	(507,658)	-	(507,658)
Cash dividends declared ($ .60/share)	-	-	(514,213)	-	-	-	-	(514,213)
Balance - September 30, 2001	9,996	9,814,268	6,249,938	(383,442)	(126,411)	(1,648,439)	366,629	14,282,539
Comprehensive Income:								
Net income	-	-	670,805	-	-	-		670,805
Change in net unrealized gain (loss) on available-for-sale securities, net of reclassification adjustments and tax effect	-	-	-	-	-	-	63,091	63,091
Total comprehensive income								733,896
Release of unallocated ESOP shares	-	5,419	-	55,871	-	-	-	61,290
Acquisition of ESOP shares	-	-	-	(188)	-	-	-	(188)
Vesting of shares on Management Recognition Plans	-	(11)	-	3,047	-	-	-	3,036
Issue of Management Recognition Plan shares	-	-	-	(19,250)	19,250	-	-	-
Vesting of deferred compensation shares	-	-	-	19,902	-	-	-	19,902
Acquisition of Treasury stock	-	-	-	-	-	(758,792)	-	(758,792)
Cash dividends declared ($ .60/share)	-	-	(463,300)	-	-	-	-	(463,300)
Balance - September 30, 2002	9,996	9,819,676	6,457,443	(324,060)	(107,161)	(2,407,231)	429,720	13,878,383

(Continued)

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (Continued)
Years Ended September 30, 2003, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Deferred Compensation on Common Stock Employee Benefit Plans	Shares Held in Trust	Treasury Stock	Accumulated Other Compre-hensive Income (Loss)	Total
Balance - September 30, 2002	$ 9,996	$ 9,819,676	$6,457,443	$ (324,060)	$ (107,161)	$(2,407,231)	$ 429,720	$13,878,383
Comprehensive Income:								
Net income	-	-	115,864	-	-	-	-	115,864
Change in net unrealized gain (loss) on available-for-sale securities, net of reclassification adjustments and tax effect	-	-	-	-	-	-	(647,479)	(647,479)
Total comprehensive income								(531,615)
Release of unallocated ESOP shares	-	16,349	-	58,730	-	-	-	75,079
Acquisition of ESOP shares				58,399		(58,363)		36
Vesting of shares on Management Recognition Plans	-	1,033	-	3,850	-	-	-	4,883
Vesting of deferred compensation shares	-	-	-	19,902	-	-	-	19,902
Acquisition of Treasury stock	-	-	-	-	-	(1,344,245)	-	(1,344,245)
Cash dividends declared ($ .60/share)	-	-	(425,052)	-	-	-	-	(425,052)
Balance - September 30, 2003	$ 9,996	$ 9,837,058	$6,148,255	$ (183,179)	$ (107,161)	$(3,809,839)	$ (217,759)	$11,677,371

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
OPERATING ACTIVITIES			
Net income (loss)	$ 115,864	$ 670,805	$ (422,093)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for loan losses (benefit)	549,603	(667,650)	857,688
Depreciation and amortization	331,198	406,184	419,254
Proceeds from sales of loans	55,989,812	27,159,678	19,731,460
Loans originated for sale	(53,634,764)	(28,567,757)	(19,428,273)
Gain on sale of loans	(1,170,453)	(611,971)	(393,875)
(Gain) loss on sale of premises and equipment	(7,759)	(162)	11,511
Loss on sale of foreclosed assets	69,885	41,566	7,437
Compensation expense on ESOP and MRPs	99,864	84,228	82,681
Gain on sale of investment securities available-for-sale	(238,291)	(236,414)	(4,267)
Net amortization of premium on investment securities	46,663	38,126	21,916
(Increase) decrease in accrued interest receivable	54,766	226,057	223,260
(Increase) decrease in other assets	(156,421)	(1,105,037)	(247,340)
Increase (decrease) in accrued interest payable	(249,174)	(502,333)	(74,822)
Increase (decrease) in accrued expenses and other liabilities	(67,463)	535,771	(150,316)
Net cash provided (used) by operating activities	1,733,330	(2,528,909)	634,221
INVESTING ACTIVITIES			
Net change in interest-bearing deposits in other financial institutions	350,259	15,271	838,566
Proceeds from calls and maturities of investment securities available-for-sale	15,438,689	3,559,206	1,754,784
Proceeds from sales of investment securities available-for-sale	16,589,714	18,598,208	9,696,496
Proceeds from redemption of Federal Home Loan Bank stock	1,112,800	-	-
Purchase of investment securities available-for-sale	(38,713,047)	(15,572,588)	(7,054,375)
Net decrease in loans	7,443,226	8,441,922	5,683,933
Proceeds from sale of premises and equipment	452,058	10,095	15,000
Purchase of premises and equipment	(207,151)	(463,528)	(165,437)
Proceeds from sale of foreclosed assets	541,708	512,628	586,944
Net cash provided by investing activities	3,008,256	15,101,214	11,355,911

(Continued)

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)
Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
FINANCING ACTIVITIES			
Net increase (decrease) in demand accounts and savings accounts	$ (390,261)	$ 1,358,136	$ (771,750)
Net increase (decrease) in certificates of deposit	(2,535,020)	(3,930,454)	(5,535,771)
Proceeds from borrowed funds	18,588,000	32,091,611	31,400,000
Repayment of borrowed funds	(20,644,750)	(38,639,000)	(34,684,068)
Cash dividends paid	(425,052)	(463,300)	(514,213)
Acquisition of ESOP and MRP shares	36	(188)	(131,292)
Acquisition of treasury stock	(1,344,245)	(758,792)	(507,658)
(Increase) decrease in advances by borrowers for property taxes and insurance	(63,867)	(127,606)	107,511
Net cash used in financing activities	(6,815,159)	(10,469,593)	(10,637,241)
Increase (decrease) in cash and cash equivalents	(2,073,573)	2,102,712	1,352,891
Cash and cash equivalents - beginning of year	8,122,898	6,020,186	4,667,295
Cash and cash equivalents - end of year	$ 6,049,325	$ 8,122,898	$ 6,020,186
Supplemental information on cash payments:			
Interest paid	$ 3,793,367	$ 5,232,129	$ 7,059,025
Income taxes paid	$ 210,320	$ 31,857	$ 360,107
Supplemental information on non-cash transactions:			
Real estate owned, obtained through foreclosure	$ 609,290	$ 376,294	$ 676,764

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of SouthFirst Bancshares, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation – The accompanying consolidated financial statements include the accounts of SouthFirst Bancshares, Inc. (the Corporation) and its wholly-owned subsidiaries, First Federal of the South (the Bank) (a wholly-owned subsidiary of SouthFirst Bancshares, Inc.), Pension & Benefit Trust Company (a wholly-owned subsidiary of First Federal of the South, which is an employee benefits consulting company), SouthFirst Mortgage, Inc. (a wholly-owned subsidiary of First Federal of the South) and SouthFirst Financial Services, Inc. (a wholly-owned subsidiary of SouthFirst Bancshares, Inc.), collectively as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Business – The Company provides a full range of banking services to individual and corporate customers in its primary market area of the cities of Sylacauga, Clanton and Talladega in the state of Alabama, and provides lending services in Birmingham, Alabama. The Company is subject to competition from other financial institutions. The Company is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Use of Estimates – The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with generally accepted accounting principles and with general practice within the savings and loan industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for properties collateralizing significant troubled loans.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Significant Group Concentrations of Credit Risk – A substantial portion of the Company's loans are secured by real estate in the Company's primary market area. Note 3 discusses the types of lending that the Company engages in. The Company does not have any significant concentration to any one industry or customer.

Cash and Cash Equivalents – For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from other depository institutions.

Interest-bearing Deposits in Other Financial Institutions – Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Investment Securities – The Company classifies its investments in one of the following three categories: (i) held-to-maturity securities, (ii) securities available-for-sale, and (iii) trading account securities. Investment securities held to maturity represent securities which management has the intent and ability to hold to maturity. These securities are reported at cost adjusted for amortization of premiums and accretion of discounts using the interest method. Investment securities available for sale represent securities which management may decide to sell prior to maturity for liquidity, tax planning or other valid business purposes. Available-for-sale securities are reported at fair value with any unrealized gains or losses excluded from earnings and reflected as a net amount in a separate component of stockholders' equity until realized. Trading account securities represent securities which management has purchased and is holding principally for the purpose of selling in the near term. Trading account securities are reported at fair value with any unrealized gains or losses included in earnings.

Declines in fair value of investment securities (available for sale or held to maturity) that are considered other than temporary are charged to securities losses, reducing the carrying value of such securities. Gains or losses on the sale of investment securities are recorded on the trade date and are determined using the specific identification method and are shown separately in non-interest income in the consolidated statements of operations. No securities were classified as held to maturity or trading account securities as of September 30, 2003 or 2002.

The stock of the Federal Home Loan Bank has no quoted fair value and no ready market exists. The investment in the stock is required of insured institutions that utilize the services of the Federal Home Loan Bank. The Federal home Loan Bank periodically reviews the required investment and will redeem any excess stock at cost. The Federal Home Loan Bank will also purchase the stock at its cost basis from the Company in the event the Company ceases to utilize the services of the Federal Home Loan Bank.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Loans – The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout the Company's primary market area. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses – The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for loan losses and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Loan Origination Fees, Premiums and Discounts on Loans, Mortgage-Backed Securities and Collateralized Mortgage Obligations – Loan origination fees and certain direct loan origination costs are deferred and recognized over the lives of the related loans as an adjustment of the loan yields using the interest method. Premiums or discounts on loans, mortgage-backed securities, and collateralized mortgage obligations are amortized over the estimated lives of the related mortgage loans, adjusted for prepayments, using a method approximating the interest method. Premiums and discounts on loans, mortgage-backed securities, and collateralized mortgage obligations were insignificant at September 30, 2003.

Loans Held for Sale – Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the carrying value of the loans sold.

Goodwill - In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, which changed the accounting for goodwill from an amortization method to an impairment only approach. Upon adoption of SFAS No. 142 on October 1, 2002, the Company ceased amortizing goodwill. Based upon the initial goodwill impairment test completed October 1, 2002, as required by SFAS No. 142, no goodwill impairment was indicated. In addition, the goodwill impairment testing completed at September 30, 2003 indicated there was no goodwill impairment. Therefore, the Company had no changes in the carrying amount of goodwill from September 30, 2002 to September 30, 2003.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

The following is a reconciliation of net income (loss), basic earnings per share and diluted earnings per share with and without goodwill amortization:

	For the Year Ended September 30,		
	2003	2002	2001
Reported net income (loss)	$ 115,864	$ 670,805	$(422,093)
Add back: Goodwill amortization (net of taxes)	-	33,447	33,446
Adjusted net income (loss)	$ 115,864	$ 704,252	$(388,647)
Basic earnings per share:			
Reported net income (loss)	.16	.82	(.47)
Goodwill amortization	.00	.04	.04
Adjusted net income (loss)	.16	.86	(.43)
Diluted earnings per share:			
Reported net income (loss)	.15	.82	(.46)
Goodwill amortization	.00	.04	.04
Adjusted net income (loss)	.15	.86	(.42)

Foreclosed Assets – Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Cost related to the development and improvement of property are capitalized, where as costs relating to the holding of the property are expensed.

Long-Lived Assets - Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation computed on a straight-line basis over the estimated service lives of the related assets (30 to 50 years for buildings and 3 to 10 years for equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and written off through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation amounts and any gain or loss resulting therefrom is reflected in the accompanying consolidated statements of operations.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

The Company continually evaluates whether events and circumstances have occurred that indicate such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a valuation allowance with the resulting charge reflected in the accompanying consolidated statements of operations. There were no impairment losses recorded during any period reported herein.

Income Taxes – The Company provides for income taxes based upon pretax income, adjusted for permanent differences between reported and taxable earnings. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Advertising – Advertising costs are charged to operations when incurred. Advertising expense was $84,259, $59,431 and $30,987 for the years ended September 30, 2003, 2002 and 2001, respectively.

Earnings per Share – Basic earnings per share of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. Fully diluted earnings per share reflects the potential dilution that could occur if the Company's outstanding options to acquire common stock were exercised. The exercise of these options accounts for the differences between basic and diluted weighted average shares outstanding. Options on 60,834 shares in 2003 and 2002 of common stock were not included in computed diluted earnings per share because their effects were antidilutive.

Reclassification - Certain amounts in the financial statements presented have been reclassified from amounts previously reported in order to be comparable between years. These reclassifications have no effect on previously reported stockholders' equity or net income during the periods involved.

Comprehensive Income – Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

The components of other comprehensive income and related tax effects are as follows:

	2003	2002	2001
Unrealized holding gains (losses) on available-for-sale securities arising during the period	$ (806,032)	$ 338,161	$ 1,374,640
Reclassification adjustment for losses (gains) realized in income	(238,291)	(236,414)	(4,267)
Net unrealized gains (losses)	(1,044,323)	101,747	1,370,373
Tax effect	396,844	(38,656)	(520,742)
Net-of-tax amount	$ (647,479)	$ 63,091	$ 849,631

New Accounting Pronouncements - In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* The statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain obligations of lessees. In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets.

SFAS Nos. 143 and 144 were adopted October 1, 2002. The effects of these statements did not have a material impact on the Company's consolidated financial position or results of operations.

In May 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.* SFAS No. 145 rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, and an amendment of that statement, SFAS No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.* This statement also amends SFAS No. 13, *Accounting for Leases,* to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The effects of this statement did not have a material impact on the Company's consolidated financial position or results of operations upon adoption January 1, 2003.

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions*. This statement removes acquisitions of financial institutions from the scope of both SFAS No. 72, *Accounting for Certain Acquisitions of Banking and Thrift Institutions*, and FASB Interpretation ("FIN") No.9, *Applying APB Opinion No. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method*, and requires that those transactions be accounted for in accordance with SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. The provisions of this statement were effective as of October 1, 2002, with earlier application permitted. The adoption of this statement did not have a material impact on the Company's consolidated financial position or result of operations.

In December 2002, the FASB issued SFAS 148, *Accounting for Stock Based Compensation-Transition and Disclosure*, which provides alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this statement amends APB Opinion 28, *Interim Financial Reporting*, to require disclosure about those effects in interim financial information. This statement is effective for fiscal and interim periods ending after December 15, 2002. The Company adopted the disclosure requirements of this statement on December 31, 2002. Adoption of the disclosure requirements did not have a material impact to the consolidated financial statements.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

In November 2002, The FASB issued FIN 45, *Guarantor's Accounting Disclosure Requirements for Guarantees, Including Indirect Guarantee of Indebtedness of Others*, which elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provision of this Interpretation are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of these recognition provisions will result in recording liabilities associated with certain guarantees provided by the Company. These currently include standby letters of credit. The disclosure requirements of this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The effects of this Interpretation did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued FIN 46, *Consolidation of Variable Interest Entities*, which clarifies the application of ARB 51 to certain entities (called variable interest entities) in which equity investors do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure requirements of this interpretation are effective for all financial statements issued after January 31, 2003. The consolidation requirements apply to all variable interest entities created after January 31, 2003. In addition, public companies must apply the consolidated requirements to variable interest entities that existed prior to February 1, 2003 and remain in existence as of the beginning of annual or interim periods beginning after June 15, 2003. The adoption of FIN 46 did not have a material impact on the consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "*Amendment of Statement No. 133 on Derivation Instruments and Hedging Activities*". This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments imbedded in other contracts and for hedging activities under SFAS No. 133, "*Accounting for Derivation Instruments and Hedging Activities*". It also applies to loan commitments that relate to the origination of mortgage loans that will be held for sale. This statement is generally effective for contracts entered into or modified after June 30, 2003. The adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

In May 2003, the FASB issued SFAS No. 150, "*Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*". The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires an issuer to classify the fair value of financial instruments issued in the form of shares that are mandatorily redeemable as liabilities. It also requires that payments or accruals and other amounts to be paid to holder of the financial instruments be reported separately as interest cost. SFAS No. 150 is effective for the Company at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

2. **INVESTMENT SECURITIES**

Debt and equity securities have been classified in the consolidated statements of financial condition according to management's intent. The carrying amount of securities and their approximate fair value at September 30 were as follows:

Available-for-Sale Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30, 2003:				
U.S. Government agency	$ 23,236,750	$ 109,238	$ 738,052	$ 22,607,936
Collateral mortgage obligations (CMO's)	1,439,648	16,441	-	1,456,089
Mortgage-backed securities	7,915,826	259,598	-	8,175,424
Corporate obligations	350,000	6,131	992	355,139
Other common stock	9,000	-	3,600	5,400
	$32,951,224	$ 391,408	$ 742,644	$ 32,599,988
September 30, 2002:				
U.S. Government agency	$ 9,507,187	$ 367,281	$ 7,229	$ 9,867,239
Collateral mortgage obligations (CMO's)	5,140,557	11,474	36,746	5,115,285
Mortgage-backed securities	11,239,597	439,574	138	11,679,033
Corporate obligations	100,000	-	1,918	98,082
Other common stock	87,610	-	79,210	8,400
	$ 26,074,951	$ 818,329	$ 125,241	$ 26,768,039

(Continued)

2. **INVESTMENT SECURITIES** (Continued)

The Company sold securities available-for-sale for total proceeds of $16,589,714, $18,598,208, and $9,696,496, resulting in gross realized gains of $238,291, $236,414 and $4,267 in 2003, 2002 and 2001, respectively.

At September 30, 2003, certain securities classified as available-for-sale were written down to their estimated realizable values because, in the opinion of management, the decline in market value of those securities is considered to be other than temporary.

The scheduled maturities at September 30, 2003 of securities (other than equity securities) available-for-sale by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the borrower may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 55,189	$ 55,662
Due from one to five years	530,415	538,895
Due from five to ten years	2,166,645	2,216,117
Due after ten years	30,189,975	29,783,914
	$ 32,942,224	$ 32,594,588

Investment securities available-for-sale with a carrying amount of approximately $2,535,000 and $4,736,000 at September 30, 2003 and 2002, respectively, were pledged to secure public deposits as required by law and for other purposes required or permitted by law.

3. LOANS

Loans consisted of the following at September 30, 2003 and 2002:

	2003	2002
Real estate mortgage loans:		
First mortgage loans:		
Single family residential	$ 39,838,693	$ 44,346,682
Multi-family and commercial real estate	11,407,220	13,489,827
Second mortgage loans	13,404,006	9,665,096
1-4 family construction loans	16,264,065	21,698,381
Savings account loans	881,192	1,190,189
Installment loans	3,920,955	3,598,408
	85,716,131	93,988,583
Deduct:		
Deferred loan fees	142,395	148,893
Undisbursed portion of loans in process	-	855
Allowance for loan losses	1,191,033	854,013
	1,333,428	1,003,761
Total loans receivable – net	$ 84,382,703	$ 92,984,822

Activity in the allowance for loan losses was as follows for the years ended September 30, 2003, 2002 and 2001:

	2003	2002	2001
Beginning balance	$ 854,013	$ 1,577,952	$ 700,620
Provision (benefit) charged to income	549,603	(667,650)	857,688
Recovery of amounts charged off in prior years	27,930	22,585	67,606
Loans charged off	(240,513)	(78,874)	(47,962)
Ending balance	$ 1,191,033	$ 854,013	$ 1,577,952

(Continued)

3. **LOANS** (Continued)

The following is a summary of information pertaining to impaired loans:

	September 30, 2003	September 30, 2002
Impaired loans without a valuation allowance	$ -	$ -
Impaired loans with a valuation allowance	2,393,009	873,633
Total impaired loans	$ 2,393,009	$ 873,633
Valuation allowance related to impaired loans	$ 895,856	$ 495,296

	Years Ended September 30, 2003	2002	2001
Average investment in impaired loans	$ 413,387	$ 890,066	$ 53,939
Interest income recognized on impaired loans	23,068	65,022	-
Interest income recognized on a cash basis on impaired loans	23,068	61,994	-

Interest on impaired loans is generally recorded on a "cash basis" and is included in earnings only when actually received in cash.

At September 30, 2003 and 2002, the total recorded investment in loans on non-accrual amounted to approximately $2,149,000 and $764,000, respectively, and the total recorded investment in loans past due ninety days or more and still accruing interest was $0 for each year.

In January 2002, the Company modified the terms of a loan receivable from a customer. The modified terms included a reduction in interest rate from 13% to 7%. The recorded investment in the loan was approximately $235,000 and $254,000 at September 30, 2003 and 2002, respectively. No additional funds are committed to be advanced in connection with this loan.

The Company sells loans to third party investors with limited recourse, primarily related to prepayment. The total amount of recourse liability at September 30, 2003 was approximately $252,000. Because historical losses related to these guarantees have been insignificant, no liability has been recorded for these at September 30, 2003 or 2002.

4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows at September 30, 2003 and 2002:

	2003	2002
Land	$ 1,610,559	$ 1,848,059
Buildings and improvements	3,136,659	3,303,397
Furniture, fixtures and equipment	830,695	1,204,508
Automobiles	179,620	220,601
	5,757,533	6,576,565
Less: Accumulated depreciation	1,458,644	1,709,330
Premises and equipment, net	$ 4,298,889	$ 4,867,235

Depreciation expense charged to operations was $331,198, $352,238 and $365,309 in 2003, 2002 and 2001, respectively.

5. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following at September 30, 2003 and 2002:

	2003	2002
Loans	$ 338,537	$ 462,797
Investment securities available-for-sale	340,865	271,371
Total accrued interest receivable	$ 679,402	$ 734,168

6. INVESTMENTS IN AFFILIATE

In March 1995, the Company obtained a 50% ownership interest in Magnolia Title Services, Inc. (Magnolia) for an investment of $100,000. Magnolia provides title insurance and related services to various borrowers and lenders in the state of Alabama. The Company accounts for this investment under the equity method. As of September 30, 2003 and 2002, the Company had written down its investment to $0.

7. LEASES

The Company leases certain real estate and office equipment under operating leases expiring in various years through 2007. Minimum future rental payments under non-cancellable operating leases having remaining terms in excess of one year as of September 30, 2003 are as follows:

Year Ending September 30,	Amount
2004	$ 114,569
2005	108,063
2006	101,479
2007	76,561
Total	$ 400,672

Lease expense charged to operations was $127,930, $101,768 and $73,187 for the years ended September 30, 2003, 2002 and 2001, respectively.

The Company is also the lessor of a portion of its office space under a lease expiring in 2007.

Minimum future rentals to be received on non-cancelable leases as of September 30, 2003 for each of the next five years and in the aggregate are as follows:

Year Ending September 30,	Amount
2004	$ 12,000
2005	12,000
2006	12,000
2007	12,000
2008	3,000
Total minimum future rentals	$ 51,000

8. DEPOSITS

An analysis of deposit accounts at the end of the period is as follows at September 30, 2003 and 2002:

	2003	2002
Demand accounts:		
Non interest-bearing checking accounts	$ 3,657,079	$ 2,849,970
Interest-bearing:		
NOW accounts	10,063,517	10,295,914
Money market demand	155,217	467,543
Total demand accounts	13,875,813	13,613,427
Statement savings accounts	11,496,696	12,149,343
Certificate accounts	68,185,472	70,720,492
Total	$ 93,557,981	$ 96,483,262

Certificate accounts greater than or equal to $100,000 were $25,253,505 and $18,473,485 at September 30, 2003 and 2002, respectively. Overdrafts of demand deposits in the amounts of $163,042 and $10,101 have been reclassified as loan balances at September 30, 2003 and 2002, respectively.

Scheduled maturities of certificate accounts were as follows at September 30, 2003:

Year	Amount
2004	$ 45,711,003
2005	12,762,276
2006	2,829,909
2007	2,617,372
2008 and thereafter	4,264,912
Total	$ 68,185,472

(Continued)

8. **DEPOSITS** (Continued)

Interest expense on deposits for the years ended September 30, 2003, 2002 and 2001 was as follows:

	2003	2002	2001
Demand accounts	$ 63,232	$ 143,538	$ 161,731
Statement savings accounts	74,506	179,579	216,553
Certificate accounts	2,383,090	3,167,598	4,599,023
Total	$ 2,520,828	$ 3,490,715	$ 4,977,307

9. **BORROWED FUNDS**

Federal Home Loan Bank Advances

The Company was liable to the Federal Home Loan Bank of Atlanta on the following advances at September 30, 2003 and 2002:

Maturity Date	Callable Date	Type	Rate at 9/30	2003	2002
May 2003		Adjustable	1.96%	$ -	$ 1,670,000
July 2003		Adjustable	1.96%	-	2,000,000
April 2004		Adjustable	1.11%	4,000,000	4,000,000
July 2004		Adjustable	1.21%	1,670,000	-
May 2005		Adjustable	1.39%	1,670,000	1,670,000
August 2007		Adjustable	3.56%	-	-
March 2010	December 2003	Fixed Rate	5.88%	5,000,000	5,000,000
November 2010	November 2003	Fixed Rate	5.43%	5,000,000	5,000,000
January 2011	October 2003	Fixed Rate	4.65%	2,500,000	2,500,000
January 2011	January 2006	Fixed Rate	5.30%	2,500,000	2,500,000
				$ 22,340,000	$ 24,340,000
Weighted average rate				4.04%	4.09%

(Continued)

9. **BORROWED FUNDS** (Continued)

At September 30, 2003 and 2002, the advances were collateralized by first-mortgage residential loans with carrying values of approximately $33,349,000 and $42,042,000, respectively

On April 15, 2002, the Bank was notified that the amount available under its credit line with the Federal Home Loan Bank of Atlanta had been changed from a variable amount, equal to 30% of total assets to a fixed amount of $22,000,000. This amount was subsequently changed to an amount equal to 10% of its total assets. The Federal Home Loan Bank of Atlanta has notified the Bank that it will not require the Bank's existing borrowings to be reduced to the new amount prior to the existing advance maturities, but that it will require that any additional borrowing by the Bank be approved through application by the Bank to the Federal Home Loan Bank of Atlanta's Credit Committee.

Line of Credit

The Corporation also has a line of credit with a commercial bank. A summary of this line of credit at September 30, 2003 and 2002 is as follows:

	Outstanding Balance at September 30, 2003	Outstanding Balance at September 30, 2002
$2,500,000 line of credit, due June 1, 2004, interest at prime plus .25% (4.25% at September 30, 2003), secured by the Company's stock in its subsidiary, First Federal of the South	$ 1,917,861	$ 698,861

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings and are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. A summary of such agreements is as follows:

(Continued)

9. **BORROWED FUNDS** (Continued)

	2003	2002
Agreement to repurchase on October 7, 2002, plus interest at 1.88%	$ -	$ 1,041,250
Agreement to repurchase on October 21, 2002, plus interest at 1.90%	-	1,027,500
Agreement to repurchase on October 24, 2002, plus interest at 1.84%	-	1,950,000
Agreement to repurchase on October 15, 2003, plus interest at 1.23%	1,743,000	-
Agreement to repurchase on October 20, 2003, plus interest at 1.21%	534,109	-
Agreement to repurchase on October 20, 2003, plus interest at 1.21%	465,891	-
	$ 2,743,000	$ 4,018,750

Securities underlying such borrowings had a carrying value of $4,077,854 and $5,020,440 at September 30, 2003 and 2002, respectively.

Total borrowed funds at September 30, 2003 have maturities (or call dates) in future years as follows:

Year Ending September 30,	Amount
2004	$ 22,830,861
2005	1,670,000
2006	2,500,000
	$ 27,000,861

10. INCOME TAX EXPENSE

Income tax expense (benefit) for the years ended September 30, 2003, 2002 and 2001 consists of the following:

	2003	2002	2001
Federal:			
Current	$ 272,976	$ 305,068	$ 84,141
Deferred	(237,810)	87,242	(278,226)
	35,166	392,310	(194,085)
State:			
Current	53,638	22,239	(27,712)
Deferred	(17,486)	6,415	(20,458)
	36,152	28,654	(48,170)
Total	$ 71,318	$ 420,964	$(242,255)

Income tax expense includes taxes related to investment security gains in the approximate amount of $91,000, $90,000 and $1,600 in 2003, 2002 and 2001, respectively.

The actual income tax expense differs from the "expected" income tax expense computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes as follows:

	2003	2002	2001
Computed "expected" income tax expense	$ 63,642	$ 371,201	$(225,878)
Increase (reduction) in income tax resulting from:			
Compensation expense for ESOP	(8,260)	(15,734)	(19,360)
Management Recognition Plan	265	329	-
State tax, net of federal income tax benefit	12,527	12,937	(57,401)
Other - net	3,144	52,231	60,384
Total	$ 71,318	$ 420,964	$(242,255)
Effective tax rate	38%	39%	36%

(Continued)

10. INCOME TAX EXPENSE (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2003 and 2002 are as follows:

	2003	2002
Deferred taxes:		
Foreclosed real estate gain	$ 55,869	$ 14,299
Bad debts	325,666	202,654
Accrued salaries	41,062	51,081
Investment in equity of affiliate	89,425	89,425
Deferred compensation	136,795	108,028
Unrealized loss on investment securities available-for-sale	133,478	-
Total deferred tax assets	782,295	465,487
Deferred tax liabilities:		
Management Recognition Plan	3,446	5,228
FHLB stock	237,138	237,138
Depreciation	135,627	221,346
Prepaid expenses	58,538	54,458
Federal/state tax deduction on a cash basis	1,852	6,844
Goodwill	56,397	39,949
Unrealized gain on investment securities available-for-sale	-	263,364
Total deferred tax liabilities	492,998	828,327
Net deferred tax asset (liability)	$ 289,297	$(362,840)

There was no valuation allowance at September 30, 2003 or 2002.

11. EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plan - Effective October 1, 1994, the Corporation established the SouthFirst Bancshares, Inc. Employee Stock Ownership Plan (ESOP). The ESOP is available to all employees who have met certain age and service requirements. Contributions to the plan are determined by the Board of Directors and may be in cash or in common stock. The Corporation loaned $664,000 to the trustee of the ESOP, who purchased, on behalf of the trust of the ESOP, 66,400 shares of the shares sold by the Corporation in the public offering.

The common stock of the Corporation acquired for the ESOP is held as collateral for the loan and is released for allocation to the ESOP participants as principal payments are made on the loan. The Bank makes contributions to the ESOP in amounts sufficient to make loan interest and principal payments and may make additional discretionary contributions. Contributions, which include dividends on ESOP shares, of $71,657, $74,488 and $85,515 were made to the ESOP in 2003, 2002 and 2001, respectively. During 2003 and 2002, the Trustee distributed cash of $55,744 and $57,723, respectively, in lieu of shares to retiring participants.

The ESOP's loan is repayable in ten annual installments of principal and interest. The interest rate is adjusted annually and is equal to the prime rate on each October 1st, beginning with October 1, 1995, until the note is paid in full. Principal and interest for the years ended September 30, 2003, 2002 and 2001 were $71,657, $74,488 and $85,515, respectively. The loan was paid in full at September 30, 2003. These payments resulted in the commitment to release 5,383 shares in 2003, 5,587 shares in 2002 and 6,376 shares in 2001. The Company has recognized compensation expense, equal to the fair value of the committed-to-be released shares of $75,079, $61,290 and $68,413 in 2003, 2002 and 2001, respectively. Excluding committed-to-be released shares, suspense shares at September 30, 2003 and 2002 equaled 0 and 5,382, respectively. The fair value of the suspense shares at September 30, 2003 and 2002, was $0 and $64,584, respectively. These suspense shares are excluded from weighted average shares in determining earnings per share.

Stock-based Compensation Plan - During 1995, the Company adopted a Stock Option and Incentive Plan for directors and key employees of the Company. The exercise price cannot be less than the market price on the grant date and number of shares available for options cannot exceed 83,000. Stock appreciation rights may also be granted under the plan. During 1998, the Company adopted the 1998 Stock Option & Incentive Plan for directors and key employees of the Company. Under the 1998 plan, options to acquire 63,361 shares had been granted. The term of the options range from seven to ten years and they vest equally over periods from three to five years.

(Continued)

11. **EMPLOYEE BENEFIT PLANS** (Continued)

Following is a summary of the status of the 1995 and 1998 plans:

	1995 Plan		1998 Plan	
	Number of Shares Under Option	Weighted Average Exercise Price	Number of Shares Under Option	Weighted Average Exercise Price
Outstanding at September 30, 2000	56,440	14.00	48,334	15.75
Granted	14,110	9.75	19,177	9.75
Outstanding at September 30, 2001	70,550	13.15	67,511	14.05
Granted	9,000	9.92	-	.00
Forfeited	(34,239)	13.05	(20,423)	14.86
Outstanding at September 30, 2002	45,311	12.59	47,088	13.69
Granted	28,389	12.10	16,211	12.10
Forfeited	-	-	(1,328)	9.75
Outstanding at September 30, 2003	73,700	12.40	61,971	13.36

Information pertaining to options outstanding at September 30, 2003 is as follows:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
9.75	21,237	4.10 years		14,159	
9.92	9,000	8.17 years		1,800	
12.10	44,600	9.04 years		-	
14.00	29,880	1.93 years		29,880	
15.75	30,954	4.33 years		30,954	
Outstanding at end of year	135,671	5.57 years	$ 12.84	76,793	$ 13.83

(Continued)

11. **EMPLOYEE BENEFIT PLANS** (Continued)

The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans in 2003, 2002 or 2001. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2003	2002	2001
Net income (loss):			
As reported	$ 115,864	$ 670,805	$ (422,093)
Pro forma	108,785	659,986	(437,924)
Basic earnings (loss) per share:			
As reported	.16	.82	(0.47)
Pro forma	.15	.79	(0.47)
Fully diluted earnings (loss) per share:			
As reported	.15	.82	(0.46)
Pro forma	.14	.79	(0.47)

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation costs may not be representative of that to be expected in future years.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Dividend yield	5.38%	5.20%	5.01%
Expected life	9 years	8 years	8 years
Expected volatility	8.10%	8.72%	8.71%
Risk-free interest rate	4.73%	5.39%	5.50%

(Continued)

11. **EMPLOYEE BENEFIT PLANS** (Continued)

Management Recognition Plan - On November 15, 1995, the Company issued 33,200 shares of common stock (Initial Shares) to key employees under the terms of the Company's Management Recognition Plans (MRP's). These shareholders receive dividends on the shares and have voting rights. However, the sale or transferability of the shares is subject to the vesting requirements of the plan. These vesting requirements provide for the removal of the transferability restrictions upon the performance of employment services. The restrictions were fully removed in November 2000. Participants who terminate employment prior to satisfying the vesting requirements must forfeit the unvested shares and the accumulated dividends on the forfeited shares. The Company has recorded compensation expense equal to the fair value of the portion of vested shares attributable to 2003, 2002 and 2001. In addition, the dividends paid on unvested shares are also reflected as compensation expense. Total compensation expense attributable to the MRP's in 2003, 2002 and 2001 was $5,662, $3,036 and $5,407, respectively.

During the year ended September 30, 2001, the Company's MRP purchased an additional 11,525 shares of common stock at an aggregate price of $126,411. Shares held in trust related to the MRP are shown as a reduction of stockholders' equity in the accompaning consolidated statements of financial condition. As these shares are granted to employees, an amount equal to the award is reclassified from shares held in trust to unearned compensation. Of these shares, 1,750 were issued to key employees during the year ended September 30, 2002. No additional shares were issued during the year ended September 30, 2003.

401 (k) Plan - The Company also has a 401(k) plan that covers all employees who meet minimum age and service requirements. The plan provides for elective employee salary deferrals and discretionary company matching contributions. Company matching contributions were $28,324, $52,540 and $34,107 in 2003, 2002 and 2001, respectively.

Deferred Compensation Agreements - The Company has entered into deferred compensation agreements with two of its senior officers and one former officer, pursuant to which each will receive from the Company certain retirement benefits at age 65. Such benefits will be payable for 15 years to each officer or, in the event of death, to such officer's respective beneficiary. A portion of the retirement benefits will accrue each year until age 65 or, if sooner, until termination of employment. The annual benefits under these arrangements range from approximtaely $24,000 to $45,000.

The retirement benefits available under the deferred compensation agreements are unfunded. However, the Company has purchased life insurance policies on the lives of these officers that will be available to the Company to provide, both, for retirement benefits and for key man insurance. The costs of these arrangements was $44,945, $42,758 and $70,713 in 2003, 2002 and 2001, respectively.

(Continued)

11. **EMPLOYEE BENEFIT PLANS** (Continued)

In addition to the deferred compensation arrangements discussed above, the Company entered into arrangements with two officers in April 1997, under which the Company issued a total of 21,135 shares of common stock to these officers. The shares vest ratably over the 15 year term of their employment contracts. The Company has recognized compensation expense equal to the fair value of the vested shares of $19,902 in 2003, 2002 and 2001.

Directors' Retirement Agreements - The Bank has also entered into supplemental retirement agreements with its directors. The agreements provide for certain benefits payable to the directors based on the earnings of certain life insurance policies in excess of the Bank's cost of funds, as defined under the agreements. The cost of these agreements was $33,869 and $18,646 in 2003 and 2002, respectively.

Bank Owned Life Insurance - As discussed above, the Company has purchased approximately $3.7 million of Company owned life insurance on certain key officers (current and former) and directors. (The policies had a cash surrender value of approximately $1.6 and $1.4 million at September 30, 2003 and 2002, respectively.) The life insurance policies were purchased to offset liabilities associated with certain employee and director benefits. Income earned on the policies will offset the corresponding benefit expenses on these employees and directors as the Company is the beneficiary of the insurance policies. Increases in the cash surrender value of the policies are recorded as a component of non-interest income.

12. **RELATED PARTY TRANSACTIONS**

In the normal course of business, loans are made to officers and directors of the Company. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others. Total loans outstanding to these persons at September 30, 2003 and 2002 amounted to $850,666 and $1,024,309, respectively. The change from 2002 to 2003 reflects payments of $668,365 and advances of $494,722.

Deposits from related parties held by the Bank at September 30, 2003 and 2002 amounted to $155,372 and $123,850, respectively.

13. **COMMITMENTS AND CONTINGENCIES**

Off Balance Sheet Items - At September 30, 2003, the Bank had outstanding loan commitments of approximately $15,076,000 including $7,908,000 in undisbursed construction loans in process, $5,803,000 in unused lines and letters of credit, $1,184,000 in commitments to originate mortgage loans consisting primarily of 30-day commitments, and $181,000 in undisbursed participation loan

(Continued)

13. **COMMITMENTS AND CONTINGENCIES** (Continued)

commitments. Commitments to originate conventional mortgage loans consisted of fixed rate mortgages for which interest rates had not been established, all having terms ranging from 15 to 30 years.

These financial instruments are not reflected on the accompanying statements of financial condition, but do expose the Company to credit risk. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on balance-sheet instruments.

These commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Litigation - During the fiscal year ended September 30, 2001, the Company agreed to settle certain legal actions with a former director and officer. The terms of the settlement agreement, which were reduced to writing and executed as of December 11, 2001, provided for a payment to the former director and officer of $570,000. In exchange for the payment, the Company received 13,856 shares of its common stock, which were owned by the former director and officer and at the time of the agreement had a market value of appoximately $160,000. Such stock has been accounted for as Treasury stock by the Company. The excess of the payment ($410,000) is included in the statement of operations under "other expenses" as part of the termination agreements in the fiscal year ended September 30, 2001.

The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of all proceedings will not have a material adverse effect upon the financial position or operations of the Company.

Employment Agreements - The Company has employment agreements with certain senior officers. The agreements provide for certain salaries and benefits for a 24-month period. The agreements further provide that if the employee is terminated without cause they will receive payments equal to the amount of salary and benefits remaining under the term of contract with a minimum amount of 12 months salary and benefits. The agreements also provide that if employment is terminated by the Company in connection with or within 24 months after any change in control of the Company, each employee shall be paid approximately three times their salary.

(Continued)

13. COMMITMENTS AND CONTINGENCIES (Continued)

During 2001, the Company's President and Chairman of the Board of Directors resigned and was paid $150,000 plus certain other expenses for a release of all of the claims against the Company, including any claims under his employment agreement. The payment is included in the statement of operations as part of termination agreements. Additionally, the Company purchased 44,942 shares of the former President's stock in the Company at a market price of approximately $519,000, which was treated as treasury stock.

Significant Group Concentrations of Credit Risk - The Company maintains cash balances at several financial institutions. Cash balances at each institution are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $100,000. At various times throughout the year cash balances held at these insitutions will exceed federally insured limits. Management monitors such accounts and does not consider that such excess exposes the Company to any significant risk.

Supervisory Agreement - On March 22, 2002, the Bank entered into a supervisory agreement (the "Supervisory Agreement") with the Office of Thrift Supervision (the "OTS"). The Supervisory Agreement formalizes the current understanding of both the Bank and the OTS of the actions that the Bank and its board of directors must undertake to comply with the requirements of the OTS. Among other things, the Bank's board of directors must develop, adopt and implement certain policies and procedures to ensure appropriate monitoring of the Bank's internal audit and control functions, management, asset quality, and transactions with affiliates and insiders. Additionally, the OTS revoked the expanded, loans-to-one-borrower lending authority originally granted by the OTS on July 26, 1994. The Supervisory Agreement will remain in effect until modified or terminated by the OTS.

14. RETAINED EARNINGS AND REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

(Continued)

14. RETAINED EARNINGS AND REGULATORY CAPITAL (Continued)

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of September 30, 2003, that the Bank meets all capital adequacy requirements and meets the requirements to be classified as "well capitalized".

	Actual		For Capital Adequacy Purposes		Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2003:						
Total risk-based capital (to risk weighted assets)	$ 13,620,000	16.43%	≥$ 6,633,000	≥8.00%	≥$ 8,292,000	≥10.00%
Tier I capital (to risk weighted assets)	13,325,000	16.07%	≥ 3,317,000	≥4.00%	≥ 4,975,000	≥ 6.00%
Tier I capital (to adjusted total assets)	13,325,000	9.99%	≥ 5,336,000	≥4.00%	≥ 6,670,000	≥ 5.00%
Tangible equity (to adjusted total assets)	13,325,000	9.99%	≥ 2,668,000	≥2.00%		
Tangible capital (to adjusted total assets)	13,325,000	9.99%	≥ 2,001,000	≥1.50%		
As of September 30, 2002:						
Total risk-based capital (to risk weighted assets)	$ 13,977,000	15.91%	≥$ 7,028,000	≥8.00%	≥$ 8,785,000	≥10.00%
Tier I capital (to risk weighted assets)	13,616,000	15.50%	≥ 3,514,000	≥4.00%	≥ 5,271,000	≥ 6.00%
Tier I capital (to adjusted total assets)	13,616,000	9.69%	≥ 5,621,000	≥4.00%	≥ 7,026,000	≥ 5.00%
Tangible equity (to adjusted total assets)	13,616,000	9.69%	≥ 2,810,000	≥2.00%		
Tangible capital (to adjusted total assets)	13,616,000	9.69%	≥ 2,108,000	≥1.50%		

(Continued)

14. RETAINED EARNINGS AND REGULATORY CAPITAL (Continued)

Savings institutions with more than a "normal" level of interest rate risk are required to maintain additional total capital. A savings institution with a greater than normal interest rate risk is required to deduct specified amounts from total capital, for purposes of determining its compliance with risk-based capital requirements. Management believes that the Bank was in compliance with capital standards at September 30, 2003 and 2002.

Retained earnings at September 30, 2003 and 2002, include approximately $2,400,000 for which no provision for income tax has been made. This amount represents allocations of income to bad debt deductions for tax computation purposes. If, in the future, this portion of retained earnings is used for any purpose other than to absorb tax bad debt losses, income taxes may be imposed at the then applicable rates. Retained earnings is also restricted at September 30, 2003, as a result of the liquidation account established upon conversion to a stock company. No dividends may be paid to stockholders if such dividends would reduce the net worth of the Bank below the amount required by the liquidation account.

15. SHAREHOLDERS' RIGHTS PLAN

In December 1997, the Company adopted a Stock Purchase Rights Plan that provides rights to holders of the Company's common stock to receive common stock rights under certain circumstances. The rights will become exercisable ten days after a person or group acquires 15% or more of the company's shares. If, after the rights become exercisable, the Company becomes involved in a merger, each right then outstanding (other than those held by the 15% holder) would entitle its holder to buy common stock of the Company worth twice the exercise price of each right. The rights expire in November 2007.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Further, assets that are not financial instruments are not included in the following tables. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

(Continued)

16. **FAIR VALUE OF FINANCIAL INSTRUMENTS** (Continued)

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and Cash Equivalents - Fair value equals the carrying value of such assets due to their nature.

Interest-bearing Deposits in Other Financial Institutions - Fair value equals the carrying value of such assets due to their nature.

Investment Securities and Accrued Interest Receivable - The fair value of investments is based on quoted market prices. The carrying amount of related accrued interest receivable approximates its fair value.

Loans Receivable - The fair value of loans is calculated using discounted cash flows. The discount rate used to determine the present value of the loan portfolio is an estimated market discount rate that reflects the credit and interest rate risk inherent in the loan portfolio. The estimated maturity is based on the Company's historical experience with repayments adjusted to estimate the effect of current market conditions. The carrying amount of related accrued interest receivable approximates its fair value.

Deposits - Fair values for certificates of deposit have been determined using discounted cash flows. The discount rate used is based on estimated market rates for deposits of similar remaining maturities. The carrying amount of all other deposits, due to their short-term nature, approximate their fair values. The carrying amount of related accrued interest payable approximates its fair value.

Borrowed Funds - Fair value for the fixed-rate borrowings has been determined using discounted cash flows. The discount rate used is based on estimated current rates for advances with similar maturities. The carrying amount of the variable rate borrowings, due to the short repricing periods, approximate their fair value.

(Continued)

16. **FAIR VALUE OF FINANCIAL INSTRUMENTS** (Continued)

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 6,049,325	$ 6,049,325	$ 8,122,898	$ 8,122,898
Interest-bearing deposits	533,003	533,003	883,262	883,262
Investments securities	32,599,988	32,599,988	26,768,039	26,768,039
Loans receivable – net	84,382,703	85,652,394	92,984,822	94,492,837
Accrued interest receivable	679,402	679,402	734,168	734,168
Financial liabilities:				
Deposits	93,557,981	94,883,381	96,483,262	97,575,765
Borrowed funds	27,000,861	28,209,972	29,057,611	29,057,611
Accrued interest payable	576,676	576,676	825,850	825,850

17. PARENT COMPANY

The condensed financial information for SouthFirst Bancshares, Inc. (Parent Company) is presented below:

Parent Company
Condensed Balance Sheets
September 30, 2003 and 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 35,351	$ 88,942
Investment securities available for sale	5,400	8,400
Investment in financial institution subsidiary	12,793,544	13,826,833
Investment in other subsidiaries	859,591	779,216
Other assets	78,805	98,903
Total Assets	$13,772,691	$14,802,294
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Borrowed funds	$ 1,917,861	$ 698,861
Other liabilities	177,459	225,050
Total liabilities	2,095,320	923,911
Stockholders' equity:		
Common stock, $ .01 par value, 2,000,000 shares authorized; 989,868 shares issued and 713,944 shares outstanding in 2003 989,868 shares issued and 800,911shares outstanding in 2002;	9,996	9,996
Additional paid-in capital	9,837,058	9,819,676
Treasury stock	(3,809,839)	(2,407,231)
Deferred compensation on common stock employee benefit plans	(183,179)	(324,060)
Shares held in trust	(107,161)	(107,161)
Retained earnings	6,148,255	6,457,443
Accumulated other comprehensive income (loss)	(217,759)	429,720
Total stockholders' equity	11,677,371	13,878,383
Total Liabilities and Stockholders' Equity	$13,772,691	$14,802,294

(Continued)

17. **PARENT COMPANY** (Continued)

Parent Company
Condensed Statements of Operations
Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
Cash dividends from financial institution subsidiary	$ 500,000	$ 1,100,000	$ 771,990
Interest and dividend income	10,986	31,785	37,268
Gain (loss) on sale of investment securities available-for-sale	(78,610)	47,553	-
Commission income	95,015	-	-
Total income	527,391	1,179,338	809,258
Expenses:			
Interest on borrowed funds	67,914	130,208	248,860
Compensation and benefits	62,000	44,585	-
Management fee	30,000	30,000	30,000
Other	70,029	13,800	215,550
	229,943	218,593	494,410
Income before income taxes	297,448	960,745	314,848
Income tax benefit	76,971	47,913	163,682
Income before equity in undistributed earnings of subsidiaries	374,419	1,008,658	478,530
Equity in undistributed earnings of subsidiaries (dividends in excess of earnings):			
Financial institution	(335,185)	(364,604)	(1,009,045)
Other	76,630	26,751	108,422
	(258,555)	(337,853)	(900,623)
Net income (loss)	$ 115,864	$ 670,805	$ (422,093)

(Continued)

17. **PARENT COMPANY** (Continued)

Parent Company
Condensed Statements of Cash Flows
Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
Operating Activities:			
Net income (loss)	$ 115,864	$ 670,805	$ (422,093)
Adjustments to reconcile net income (loss) to cash from operating activities:			
Equity in undistributed earnings of subsidiaries	258,555	337,853	900,623
Compensation expense on ESOP and MRP	99,864	84,228	82,681
Gain (loss) on sale of investment securities available-for-sale	78,610	(47,553)	-
(Increase) decrease in other assets	20,098	1,940,038	(255,850)
Increase (decrease) in other liabilities	(47,591)	220,392	(71,684)
Net cash provided by operating activities	525,400	3,205,763	233,677
Investing Activities:			
Investment in subsidiaries, net of dividends received	(28,730)	(2,937)	11,562
Proceeds from sales of investment securities available-for-sale	-	751,640	-
Net cash provided (used) by investing activities	(28,730)	748,703	11,562
Financing Activities:			
Acquisition of ESOP and MRP shares	36	(188)	(131,292)
Proceeds from borrowed funds	1,519,000	2,563,861	1,150,000
Repayment on borrowed funds	(300,000)	(5,220,000)	(800,000)
Cash dividends paid	(425,052)	(463,300)	(514,213)
Acquisition of treasury stock	(1,344,245)	(758,792)	(507,658)
Net cash provided (used) by financing activities	(550,261)	(3,878,419)	(803,163)
Net increase (decrease) in cash and cash equivalents	(53,591)	76,047	(557,924)
Cash and cash equivalents - beginning of year	88,942	12,895	570,819
Cash and cash equivalents - end of year	$ 35,351	$ 88,942	$ 12,895

18. SELECTED QUARTERLY INFORMATION (UNAUDITED)

	Year Ended September 30, 2003			
	Three Months Ended			
	September 30,	June 30,	March 31,	December 31,
Interest and dividend income	$ 1,877,285	$ 1,812,930	$ 1,824,613	$ 1,921,817
Interest expense	785,127	864,317	893,439	1,001,310
Net interest income	1,092,158	948,613	931,174	920,507
Provision for loan losses	431,152	29,488	13,963	75,000
Net interest income after provision for loan losses	661,006	919,125	917,211	845,507
Non-interest income	1,072,286	927,624	829,139	912,695
Non-interest expenses	1,873,816	1,721,630	1,685,664	1,616,301
Income (loss) before taxes	(140,524)	125,119	60,686	141,901
Provision for income taxes	(53,279)	47,485	22,705	54,407
Net income	$ (87,245)	$ 77,634	$ 37,981	$ 87,494
Earnings (loss) per share:				
Basic	$ (0.12)	$ 0.11	$ 0.05	$ 0.11
Diluted	$ (0.12)	$ 0.11	$ 0.05	$ 0.11
Dividends per share	$ 0.15	$ 0.15	$ 0.15	$ 0.15

	Year Ended September 30, 2002			
	Three Months Ended			
	September 30,	June 30,	March 31,	December 31,
Interest and dividend income	$ 2,070,784	$ 2,064,712	$ 2,070,312	$ 2,321,384
Interest expense	1,038,538	1,109,179	1,186,713	1,395,366
Net interest income	1,032,246	955,533	883,599	926,018
Provision for loan losses (benefit)	(304,384)	(388,362)	25,096	-
Net interest income after provision for loan losses	1,336,630	1,343,895	858,503	926,018
Non-interest income	871,224	627,447	913,495	621,288
Non-interest expenses	1,768,265	1,746,893	1,503,240	1,388,333
Income before taxes	439,589	224,449	268,758	158,973
Provision for income taxes	172,612	80,971	104,404	62,977
Net income	$ 266,977	$ 143,478	$ 164,354	$ 95,996
Earnings per share:				
Basic	$ 0.33	$ 0.18	$ 0.20	$ 0.11
Diluted	$ 0.33	$ 0.18	$ 0.20	$ 0.11
Dividends per share	$ 0.15	$ 0.15	$ 0.15	$ 0.15

19. BUSINESS SEGMENT INFORMATION

The Company organizes its business units into two reportable segments: traditional banking activities and employee benefits consulting. The banking segment provides a full range of banking services within its primary market areas of central Alabama. The employee benefits consuting firm operates primarily in the Montgomery, Alabama area.

The segments' accounting policies are the same as those described in the summary of significant accounting policies. The Company's reportable business segments are strategic business units that offer different products and services. Each segment is managed separately because each unit is subject to different marketing and regulatory environments.

The following table presents financial information for each reportable segment:

	September 30, 2003		
	Banking Activities	Employee Benefits Consulting	Total
Interest and dividend income	$ 7,416,268	$ 20,377	$ 7,436,645
Interest expenses	3,544,193	-	3,544,193
Net interest income	3,872,075	20,377	3,892,452
Provision for loan losses	549,603	-	549,603
Net interest income after provision for loan losses	3,322,472	20,377	3,342,849
Other income	2,498,122	1,243,622	3,741,744
Other expenses	5,757,392	1,140,019	6,897,411
Income before income taxes	63,202	123,980	187,182
Income taxes	23,968	47,350	71,318
Net income	$ 39,234	$ 76,630	$ 115,864
Depreciation and amortization included in other expenses	$ 269,584	$ 61,614	$ 331,198
Total assets at year-end	$132,459,815	$1,512,626	$133,972,441

(Continued)

19. **BUSINESS SEGMENT INFORMATION** (Continued)

	September 30, 2002		
	Banking Activities	Employee Benefits Consulting	Total
Interest and dividend income	$ 8,476,404	$ 50,788	$ 8,527,192
Interest expenses	4,729,796	-	4,729,796
Net interest income	3,746,608	50,788	3,797,396
Provision for loan losses (benefit)	(667,650)	-	(667,650)
Net interest income after provision for loan losses	4,414,258	50,788	4,465,046
Other income	1,858,705	1,174,749	3,033,454
Other expenses	5,224,580	1,182,151	6,406,731
Income before income taxes	1,048,383	43,386	1,091,769
Income taxes	404,329	16,635	420,964
Net income	$ 644,054	$ 26,751	$ 670,805
Depreciation and amortization included in other expenses	$ 313,669	$ 92,515	$ 406,184
Total assets at year-end	$140,547,478	$2,257,518	$142,804,996

(Continued)

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

19. **BUSINESS SEGMENT INFORMATION** (Continued)

	September 30, 2001		
	Banking Activities	Employee Benefits Consulting	Total
Interest and dividend income	$ 10,856,911	$ 34,957	$ 10,891,868
Interest expenses	6,984,203	-	6,984,203
Net interest income	3,872,708	34,957	3,907,665
Provision for loan losses	857,688	-	857,688
Net interest income after provision for loan losses	3,015,020	34,957	3,049,977
Other income	1,170,022	1,141,032	2,311,054
Other expenses	5,024,611	1,000,768	6,025,379
Income (loss) before income taxes	(839,569)	175,221	(664,348)
Income taxes	(309,054)	66,799	(242,255)
Net income (loss)	$ (530,515)	$ 108,422	$ (422,093)
Depreciation and amortization included in other expenses	$ 331,973	$ 87,281	$ 419,254
Total assets at year-end	$150,261,418	$ 1,682,379	$151,943,797

Following are reconciliations (where applicable) to corresponding totals in the accompanying consolidated financial statements.

	2003	2002	2001
ASSETS			
Total assets for reportable segments	$133,972,441	$142,804,996	$151,943,797
Elimination of intercompany receivables	(317,988)	(1,190,152)	(749,582)
Consolidated assets	$133,654,453	$141,614,844	$151,194,215

BOARD OF DIRECTORS OF SOUTHFIRST BANCSHARES, INC. AND FIRST FEDERAL OF THE SOUTH

L. Neal Bice	Owner/Director of Chilton County Feed and Seed Company, Clanton, Alabama; Professor, George C. Wallace State Community College, Clanton, Alabama
Kenneth E. Easterling	Owner/President, Home Printing Company, Clanton, Alabama
H. David Foote, Jr.	Owner/President, Foote Bros. Furniture, Sylacauga, Alabama
Donald R. Hardy	Owner/President/Chief Executive Officer of H&B Builders, Inc. Sylacauga, Alabama
J. Malcomb Massey	President of SouthFirst; President and Chief Executive Officer of Pension & Benefit Trust Company
Joe K. McArthur	Chief Executive Officer SouthFirst and First Federal; President of First Federal
Allen G. McMillan, III	Chairman of the Board of Directors of SouthFirst and First Federal; President/Brecon Knitting Mill, Talladega, Alabama
Sandra H. Stephens	Executive Vice President and Chief Operating Officer of SouthFirst and First Federal

OFFICERS OF SOUTHFIRST BANCSHARES, INC., FIRST FEDERAL OF THE SOUTH AND PENSION & BENEFIT TRUST COMPANY

Joe K. McArthur	Chief Executive Officer SouthFirst and First Federal, President of First Federal
J. Malcomb Massey	President of SouthFirst, President and Chief Executive Officer of Pension & Benefit Trust Company
Sandra H. Stephens	Executive Vice President and Chief Operating Officer of SouthFirst and First Federal
Janice R. Browning	Principal Accounting Officer of SouthFirst and First Vice President and Controller of First Federal
Ruth M. Roper	Executive Vice President of Pension & Benefit

Corporate Data

Corporate Headquarters:	126 North Norton Avenue Sylacauga, Alabama 35150
Independent Accountants:	Jones & Kirkpatrick, P.C. Certified Public Accountants 300 Union Hill Drive, Suite 100 Birmingham, Alabama 35209
General Counsel:	Sirote & Permutt, P. C. 2311 Highland Avenue Birmingham, Alabama 35205
Stockholders Services:	Shareholders desiring to change name, address, or ownership of stock, to report lost certificates, or to consolidate accounts, should contact the Transfer Agent: Registrar and Transfer Company 10 Commerce Drive Cranford, New Jersey 07016 Attn: Michael W. Jones
Annual Meeting:	Wednesday, May 19, 2004; 10:00 a.m. B.B. Comer Memorial Public Library 314 North Broadway Avenue Hightower Room Sylacauga, Alabama 35150
Form lO-KSB:	The Company's Annual Report for fiscal year ended September 30, 2003 on Form 10-KSB, as filed with the Securities and Exchange Commission, is available to Shareholders who make written requests therefore to Joe K. McArthur, Chief Executive Officer, at the principal office of the Company, 126 North Norton Avenue, Sylacauga, Alabama 35150. Copies of exhibits and basic documents filed with that report or referenced therein will be furnished to Shareholders of record upon request.

First Federal of the South is a member of the Federal Deposit Insurance Corporation.

Notes





SOUTHFIRST BANCSHARES, INC.
126 North Norton Avenue
Sylacauga, Alabama 35150